



NU SKIN ENTERPRISES™

DO YOU SEE IT?

On the front cover,
you will find a pair
of 3D glasses.

Use them
to enjoy our
uncommon vision.

With UNCOMMON VISION, we see UNIQUE OPPORTUNITIES that will enable us to become the WORLD'S LEADING direct selling company.

With UNCOMMON VISION, *we see* UNTAPPED OPPORTUNITIES RIGHT BEFORE OUR EYES.

We see **promising possibilities**

driving **DYNAMIC MARKETS.**

We see **compelling innovations**

forming **POWERFUL SOLUTIONS.**

We see **leveraged revenue**

generating **GREATER PROFITABILITY.**

Do you see it?



Dynamic Markets

WE SEE PROMISING POSSIBILITIES FOR GROWTH IN DYNAMIC MARKETS.

HOW CAN WE CREATE SUCCESS THE WORLD OVER? *By bridging the flexibility of our unique business model with the distinct nuances and opportunities in each market.*

With 20 years of history and operations in 40 countries, we have garnered tremendous experience in geographic expansion and in adapting our business model to fit local conditions. We must continue to focus on our key strengths, adapt our business, and innovate new strategies to succeed in markets throughout the world. By building a solid foundation for growth, we can claim all that each market has to offer.

BRIDGE OF THE AUTUMN MOON

THIS BEAUTIFUL, CENTURIES-OLD BRIDGE IN CHINA'S HUNAN PROVINCE IS NAMED THE BRIDGE OF THE AUTUMN MOON. THE CHINESE, LIKE PEOPLE OF OTHER CULTURES, BELIEVE BRIDGES BRING WORLDS TOGETHER AND LEAD THOSE WITH VISION TO FIND GREAT SUCCESS.



WE ARE NOW BEGINNING TO CLAIM THE POTENTIAL WE SAW IN CHINA.

Our expertise in adapting our business model to a market proved essential as we expanded operations in China in 2003. Chinese regulations did not permit us to implement the direct selling business model that had generated so much success for us in surrounding countries. Undaunted, we saw the opportunity and established our presence by opening retail stores in several major cities and employing thousands of local sales representatives. These efforts formed the foundation for our future in China.

China has the potential to rank among the top three direct selling markets in the world within the next five years.

With a solid foundation in place, we are leveraging the operational experience we have gained—and are claiming the vast potential that China offers. We estimate that direct selling companies in China generated approximately $4 billion in 2004 revenue. We believe China could generate annual industry revenue of $10 billion within five years, which would make it the world's third largest direct selling market.



We are in position to garner our share of the vast potential in China. Historically, our company has found strong success in countries with connections to China. Our position in the direct selling industries of Hong Kong and Taiwan leads us

THE DRAGON WINDOW

THIS WINDOW LOOKS OUT FROM THE STATELY LINGYIN TEMPLE NEAR HANGZHOU IN EASTERN CHINA. MANY WINDOWS IN CHINA PROVIDE A VISION THAT IS MUCH MORE MEANINGFUL THAN JUST A VIEW OF THE OUTSIDE WORLD. LOOK THROUGH THIS WINDOW AND YOU WILL SEE A CHINESE DRAGON—A POWERFUL SYMBOL OF GOOD FORTUNE, PROSPERITY, AND WISDOM.





to believe that we can generate $300 to $500 million in annual revenue in China within the next five years.

To achieve our potential in China, we will focus on three key initiatives—distributor leadership development, introduction of Pharmanex® products, and geographic expansion. We are making progress in our leadership development efforts as we provide an attractive opportunity based on our generous compensation structure. Our efforts will enable us to attract new leaders while further developing our current sales leaders in China. We will strengthen our product offering as we introduce Pharmanex® products and the Pharmanex® BioPhotonic Scanner in our stores during the first half of 2005. Finally, we expect to open 80 to 100 new stores in 2005. Based on these projections, we will have operations spread throughout the country in approximately 80 cities by the end of the year.

By the end of 2005, we expect to have operations in approximately 80 cities throughout China.

In China, we know we are building on uncommon ground. We have harnessed the unique strengths that the market has to offer, and are now realizing our enormous potential in this country.

THE CHINA MAP

LEGEND

☆ STORE LOCATIONS—2003–2004.

☆ PROJECTED STORE LOCATIONS—2005.

RED AREAS—NO STORES AT THE END OF 2004.
SCHEDULED EXPANSION IN 2005.

BLUE AREAS—STORES OPERATING AT THE END OF 2004.
SCHEDULED EXPANSION IN 2005.

WE CURRENTLY OPERATE MORE THAN 120 STORES IN 39 CITIES IN CHINA. TO BUILD A STRONG FOUNDATION FOR EXPANDED BUSINESS OPERATIONS AND TO REACH MORE PEOPLE, WE PLAN TO OPEN 80 TO 100 NEW STORES IN LARGE CITIES THROUGHOUT CHINA IN 2005. THE MAP ON THE FACING PAGE SHOWS WHERE WE NOW OPERATE STORES AND WHERE WE PLAN TO OPEN STORES IN 2005.


Heilongjiang
Jilin
Liaoning
Xinjiang
Gansu
Tianjin
Shanxi
Shandong
Qinghai
Henan
Jiangsu [12 stores]
Xizang
(Tibet)
Shaanxi
Anhui
Shanghai [27 stores
Hubei
Sichuan
Chongqing
Zhejiang [9 stores]
Hunan
Jiangxi
Fujian [8 stores]
Guizhou
Taiwan
Yunnan
Guangxi
Guangdong [43 stores]
Hong Kong
Macao
Hainan





2004 WAS A YEAR OF SOLID GROWTH AND RICH NEW OPPORTUNITIES.

Our ability to adapt our business model for different regulatory and cultural environments extends beyond China. There are also significant direct selling opportunities to be found in Latin America, Eastern Europe, and other parts of Asia. Our efforts to fine-tune our business model for developing countries are beginning to produce encouraging results. This is particularly evident in Latin America, where we spent the year making changes to our management team, product mix, compensation plan, and distribution methods. In Mexico, for example, fourth quarter 2004 revenue increased more than 121 percent while the number of new executive distributors grew 149 percent.

We will continue to expand our geographic reach to new markets with tremendous potential—such as Russia, Indonesia, and India. In Russia, direct selling has grown about 400 percent since 2000. We expect to commence operations in Russia by mid-2006. We are also positive about our business prospects for Indonesia and anticipate opening this market in the second half of 2005. The strength of our Asian sales leadership gives us high expectations that Indonesia will be a meaningful market for us.

Our uncommon vision broadens our perspective on the world. It allows us to identify market potential and adapt our business model to establish a foundation for growth.

We are focused on rapidly developing markets that show tremendous potential.

ST. BASIL'S CATHEDRAL

COMMISSIONED IN 1555 BY THE TSAR, ST. BASIL'S CATHEDRAL HAS STOOD IN MOSCOW FOR MORE THAN FOUR CENTURIES AS A SYMBOL OF RUSSIA'S STRENGTH AND RICH CULTURAL HERITAGE. WE SEE GREAT POTENTIAL TO BUILD A SOLID FOUNDATION FOR GROWTH IN RUSSIA AS WE PREPARE TO COMMENCE OPERATIONS THERE.







Powerful Solutions

WE CHANNEL STREAMS OF INNOVATION INTO RESERVOIRS OF COMPELLING PRODUCTS AND BUSINESS OPPORTUNITIES.

WE ARE CONSTANTLY FILLING OUR INNOVATION RESERVOIRS. *Our uncommon vision lets us see how key scientific advances, consumer needs, and a vibrant distribution channel can come together to create powerful consumer solutions. Our global distributor reach, combined with our worldwide network of scientists and research facilities, gives us tremendous insight into untapped opportunities—and access to the most advanced techniques and knowledge in our industries. Our innovation network is opening the floodgates to new products and tools that are revolutionizing the way we do business.*

[THE FOUNTAIN]

WITH MANY STREAMS FLOWING TOGETHER, WE ARE CONSTANTLY FILLING OUR RESERVOIRS OF INNOVATION. SEE IT FOR YOURSELF. STOP AND WATCH A FOUNTAIN IN A CITY PLAZA, IN A PARK, OR IN A GARDEN, AND YOU WILL SEE A POWERFUL SYMBOL OF PERPETUAL RENEWAL.



THE PHARMANEX® BIOPHOTONIC SCANNER GIVES US A UNIQUE POSITION IN THE NUTRITION INDUSTRY.

When we brought the Pharmanex® BioPhotonic Scanner to the market, we weren't just introducing a novel invention to the world. We were providing a scientifically validated tool that would impact our business by changing the way consumers look at their health and nutrition.

In 1928, an Indian scientist named Chandrasekar Venkat Raman made an important discovery. He found that certain molecules, when exposed to light at specific wavelengths, have light-scattering properties. The measurement of these signals is now known in science as Raman spectroscopy. It has allowed scientists to study the molecular composition of a wide range of substances. Raman spectroscopy was a scientific breakthrough—so useful that it earned Sir C. V. Raman the Nobel Prize in 1930.

More than 70 years later, a team of researchers at a prominent university developed technology that enabled them to use Raman spectroscopy to measure certain nutrient levels in human tissue. Pharmanex, in conjunction with the research team, applied that technology to a proprietary measurement instrument. That instrument, known as the Pharmanex® BioPhotonic Scanner, uses Raman spectroscopy to measure carotenoid antioxidant levels in the skin—and is the first non-invasive instrument to provide an accurate indication of antioxidant levels.

In 2004, the Scanner helped increase the Pharmanex business by 36 percent in the United States.

THE SCANNER

THE SCANNER IS A POWERFUL SOLUTION THAT IS UNIQUELY POSITIONED IN THE NUTRITION INDUSTRY. PHARMANEX DISTRIBUTORS USING THE SCANNER HAVE A COMPELLING CONSUMER PROPOSITION. THEY CAN DEMONSTRATE THE EFFECTIVENESS OF LIFEPAK® BY CHALLENGING CUSTOMERS TO GET SCANNED TO IDENTIFY THEIR CURRENT NUTRITIONAL STATUS, TAKE LIFEPAK® FOR 30 TO 60 DAYS, AND THEN GET SCANNED AGAIN TO SEE IMPROVEMENT. AND WITH MORE THAN 1.7 MILLION SCANS IN THE PHARMANEX DATABASE, WE CAN PROVIDE MEASURABLE PROOF TO CUSTOMERS THAT LIFEPAK® REALLY WORKS.







With the Scanner, Pharmanex is the only nutritional company that can non-invasively demonstrate the impact of nutrition on body chemistry. The Scanner's unique measuring ability has enabled Pharmanex to attract many more customers to try LifePak,® our leading micronutrient supplement, and enjoy increased health benefits for years to come.

We have leased more than 2,000 Scanner units to our sales leaders, with plans to have 4,000 in the field by the end of 2005. With the Scanner expansion continuing in Japan, South Korea, and other markets around the world in 2005, this instrument is an important component of our growth plans.

Our focus on innovation encompasses not only the tools used to measure our products, but also the products themselves.

During 2004, a private study was conducted at Indiana University to examine the health benefits of the Reishi mushroom. Unbeknownst to us, the researchers selected ReishiMax GLp,® a best-selling Pharmanex® product, to use in their study. Their tests proved that ReishiMax GLp® contained the highest level of active, bioavailable ingredients among all of the products tested. More importantly, the researchers found that this remarkable product provided significant health benefits for the study participants. With our unyielding commitment to staying on the forefront of scientific innovation, such results are the norm as our products are put to the test.

We create solutions that open the way for people to live better, longer.

With ReishiMax GLp,® we developed a proprietary method for extracting more active ingredients from the Reishi mushroom. This method gives ReishiMax GLp® a much higher concentration of active, bioavailable ingredients. Add the superior cultivation methods of the Reishi mushroom that go into ReishiMax GLp,® and we have created an industry-leading product with compelling consumer benefits.

THE REISHI MUSHROOM

THE REISHI MUSHROOM HAS A LONG AND RICH HISTORY IN ASIA. FOUND GROWING ONLY ON THE BARK OF CERTAIN FALLEN TREES IN HIGH MOUNTAIN FORESTS AND TREASURED FOR ITS HEALTH BENEFITS, REISHI WAS FOR CENTURIES AVAILABLE ONLY TO ROYALTY. BUT IN THE EARLY 1970S, RESEARCHERS IN JAPAN DEVELOPED A UNIQUE WAY TO CULTIVATE HIGH-QUALITY REISHI IN LARGER QUANTITIES. NOW, MANY MORE PEOPLE CAN ENJOY ITS SUPERB NATURAL BENEFITS. STILL HIGHLY VALUED IN ASIA AND AROUND THE WORLD, REISHI IS OFTEN GIVEN AS A GIFT ACCOMPANIED BY THE PHRASE, "WE WISH YOU A LONG AND HEALTHY LIFE."



ReishiMax GLp® is just another example of the many products we make that have been demonstrated to be effective by peer-reviewed clinical studies. In 2004 alone, Pharmanex® products were part of nine human clinical studies, 28 experimental studies, and 19 scientific publications.

Nu Skin also thrives in the world of innovation. The Nu Skin® Tri-Phasic White™ System was launched in Japan at our November 2004 convention. The Nu Skin® Tri-Phasic White™ System is the only skin brightening system designed to target all three phases of the skin discoloration process—*activation, synthesis,* and *expression*—to enhance skin brightness and produce an even skin tone. Leveraging advanced skin care science and the tremendous popularity of skin brightening systems in Japan, the Nu Skin® Tri-Phasic White™ System has the potential to be a significant revenue generator in the coming years.

We see a productive innovation network before us—enabling us to locate and develop compelling products and tools that provide powerful consumer solutions. We see tremendous potential in combining diverse sources to address important market needs and attracting people to our innovative products—and the opportunities they represent.

> *The Nu Skin® Tri-Phasic White™ System has the potential to be a significant revenue generator in the coming years.*

THE NU SKIN® TRI-PHASIC WHITE™ SYSTEM

NU SKIN SCIENTISTS COMBINED SAFE, BENEFICIAL INGREDIENTS IN WAYS THAT ADDRESS ALL THREE PHASES OF THE SKIN DISCOLORATION PROCESS—AND HELP RESTORE RADIANT, EVEN TONED SKIN. THE SCIENCE AND WISDOM USED IN CREATING EACH TRI-PHASIC WHITE™ PRODUCT PUTS THIS SKIN BRIGHTENING SYSTEM IN A CLASS BY ITSELF.


NU SKIN
Tri-Phasic White
NIGHT CREAM
TONER
125 ml



Greater Profitability

OUR SIGHTS ARE SET ON IMPROVING SHAREHOLDER VALUE BY DELIVERING SUSTAINED DOUBLE-DIGIT EARNINGS PER SHARE GROWTH.

IN ORDER TO INCREASE SHAREHOLDER VALUE, *we must continually improve our business practices. This is why we have a goal to increase our operating margin to 14–15 percent over the next five years as we grow our revenue. To achieve this goal, we will improve processes, increase operating efficiencies, and invest our cash wisely to drive profitability and increase shareholder value.*

[THE WATER WHEEL]

THIS *NORIA*-STYLE WATER WHEEL IS A SIMPLE YET POWERFUL SYMBOL OF EFFICIENCY. BASED ON DESIGNS DEVELOPED BY THE ANCIENT PERSIANS, THIS WHEEL USES THE STRONG FLOW OF A RIVER OR CANAL TO TURN ITSELF—ALL THE WHILE LIFTING WATER OUT OF THE STREAM TO SUPPLY AN AQUEDUCT. THE FRESH WATER IS THEN DIVERTED DOWN SMALLER CHANNELS TO SATISFY MANY OF THE WATER NEEDS OF AN ENTIRE COMMUNITY.



WE ARE FOCUSED ON GENERATING INCREASED PROFITABILITY.

We are focusing our efforts on three key areas to achieve our profitability target. Our first area of focus is to reduce product costs by bringing additional manufacturing in-house. In establishing our operations in China, we built manufacturing facilities to meet regulatory guidelines. Our experience to date has been positive—realizing significant savings on products we manufacture for our China business. We have a state-of-the-art manufacturing facility located just outside of Shanghai that is producing our personal care products. And we are putting the finishing touches on a new extraction and encapsulation plant for our nutritional product line.

Because of cost efficiencies in China, we are able to employ extensive quality processes and enjoy significant manufacturing flexibility at less than our historical cost. We are currently planning the construction of an additional facility in China that will have sufficient capacity to enable us to export our nutritional products. As a result, we can realize significant reductions in product costs in the future.

Our second area of focus is to further improve our operational efficiencies. As we have focused more attention on improving distributor and customer retention, we have seen significant increases in our product subscription programs. Customers who establish product subscription orders generally remain active longer than customers who do not. In addition to improving retention, we are experiencing improved efficiencies by reducing order processing costs on each order. In December 2004, we filled approximately 370,000 product subscription orders, representing 31 percent of December's revenue. We expect that percentage to grow to 35–40 percent in 2005. We are confident that we can continue to leverage our subscription and Internet ordering programs to enhance efficiency and improve our operating margins.

In December 2004, we filled approximately 370,000 product subscription orders.


$65
$68
$78
2002
2003
2004

DIVIDEND


$0.24
$0.28
$0.32
2002
2003
2004

PRODUCT
ON ORDERS


52
369



Finally, we are focusing our attention on breaking even in our unprofitable markets in Latin America and Europe. While local profitability in our larger markets is consistently healthy, these smaller markets in Latin America and Europe have negatively impacted our earnings per share in the last several years. In 2004, we made adjustments in the form of value-oriented product lines, compensation plan changes, and new management in these markets to drive revenue and improve margins. Now that these changes are in place, we believe we have established a pathway to profitability. We see great potential in these smaller markets and are confident that they can and will be fruitful assets to our continued growth.

From 2001 through 2004, we improved shareholder value by paying $336 million in the form of cash dividends and stock repurchases.

Our business model generates healthy cash flow. In 2004, we generated $130 million of cash flow from operations. Our capital expenditures are directed toward building revenue and profitability within our markets. We invest cash wisely in promising growth opportunities.

Having demonstrated a positive impact in the United States, we are using our cash to deploy the Pharmanex® BioPhotonic Scanner program globally. During 2005, we will invest $10 to $15 million to double the number of Scanners in our markets around the world.

Likewise, we are preparing to open 80 to 100 more stores in China in 2005, representing a $4 to $6 million investment. The construction of margin-improving manufacturing facilities in China will require $15 to $20 million of capital in the next two years.

Most significantly, we use our cash to build shareholder value. From 2001 through 2004, we paid $81 million in dividends and repurchased $255 million of stock.

We are committed to delivering sustained double-digit earnings growth in the years to come. By enhancing manufacturing efficiencies, reaching profitability in small markets, and returning cash to shareholders, we believe we can consistently improve shareholder value.

Our uncommon vision

is driving DYNAMIC

[illegible]

forming POWERFUL

[illegible]

and generating GREATER

[illegible]



To Our Shareholders

For Nu Skin Enterprises, 2004 was a remarkable year. In our 20th year of operations the company achieved several key milestones, including the generation of more than $1 billion in revenue, with many of our most mature markets posting the strongest revenue gains.

Revenue of $1.14 billion represented 15 percent revenue growth for the year, with earnings per share increasing 26 percent, or 19 percent excluding a one-time restructuring charge in 2003. Our return on invested capital improved 270 basis points in 2004 to more than 18 percent. And our average days of inventory on hand was reduced by 14 days in 2004.

We are proud of our operational results and are pleased that our stock price has responded favorably. In fact, our stock price improved 49 percent in 2004. We were gratified to be recognized by the *Wall Street Journal* in its annual "Best Performers" summary as the number one performing NYSE stock in the personal care category for not only 2004, but also for the last three- and five-year periods, generating compounded annual growth of 25 percent for the last five years.

Our growth initiatives are paying off. We surpassed one million people scanned with the Pharmanex® BioPhotonic Scanner in 2004, leading to 29 percent of our total revenue being generated through our product subscription programs. With 147 percent growth in our product subscription orders since January 2003, we ended the year with nearly 370,000 orders shipped in December on a subscription basis. The prospect of having at least one million subscription customers is a realistic objective in the next few years.

The year also marked the achievement of the goals outlined in our 2003 annual report. In fact, we either met or exceeded each of the six objectives we established for 2004. We accomplished our first objective by BUILDING MOMENTUM IN OUR JAPAN BUSINESS. Although it took us longer than we had hoped to achieve this goal, in the fourth quarter we posted a strong improvement in revenue trends as well as in our key leading distributor metrics. The launch of the Scanner in November and modifications made in our distributor incentives have proven to be effective catalysts to returning positive trends to our Japan business, which we expect to continue in 2005.

We had a great year in Mainland China. Our growth, however, slowed during the second half of the year as we worked through new market dynamics and dealt with a changing regulatory environment. We believe, however, that our business fundamentals are much stronger at the end of the year than they were at the first of the year and that we are poised for renewed sequential quarterly growth in 2005. OUR SECOND GOAL FOR THE YEAR WAS TO DOUBLE CHINA REVENUE IN 2004. WE FAR SURPASSED THIS TARGET, GROWING REVENUE 179 PERCENT FROM $38 TO $106 MILLION.

IN THE UNITED STATES WE POSTED 33 PERCENT REVENUE GROWTH IN OUR COMBINED NU SKIN AND PHARMANEX BUSINESS, WHICH EXCEEDED OUR STATED GOAL OF 20 PERCENT GROWTH. The Scanner, coupled with emphasis on distributor and customer retention, was key to achieving our target in the United States.

ANOTHER OF OUR 2004 GOALS WAS TO REFINE A BUSINESS MODEL FOR EMERGING MARKETS LIKE LATIN AMERICA AND EASTERN EUROPE, WHERE WE HAVE NOT YET SEEN SATISFACTORY LEVELS OF SUCCESS. Changes to our business model in Latin America included a new product line, revised distributor incentives, and new local management. While all of our Latin American business improved in 2004, we generated the most improvement in Mexico, a very large direct selling market. During the fourth quarter, revenue in Mexico was up 121 percent over the prior-year period. Even more encouraging was to see one of our early success indicators: our executive distributor count up 149

[REVENUE GROWTH]

(IN MILLIONS)



$964
$986
$1,138
2002
2003
2004

percent in the market. And at the close of the year, we had more people in qualification to become executive distributors than ever before.

In addition to specific revenue goals for our largest markets, **OUR FIFTH GOAL WAS TO GROW REVENUE IN ALL OF OUR OTHER MARKETS.** We are pleased to report that of the 34 markets that were open at the end of 2003, 28 of them posted year-over-year local currency revenue growth in 2004.

THE FINAL GOAL FOR 2004 WAS TO IMPROVE DISTRIBUTOR AND CUSTOMER RETENTION. Again, we generated great results in this area. Traditionally, direct selling companies are better at attracting new customers and distributors than in retaining these individuals for an extended period of time. Our subscription programs are having a dramatic, positive impact on retention. For example, in Hong Kong and Taiwan, where we focused heavily on retention efforts, our six-month distributor retention rates have nearly doubled to more than 60 percent in the past 18 months.

Although we are proud of our efforts in 2004, we begin the new year with renewed enthusiasm and a clear vision for continued growth. Our goal is to become the world's leading direct selling company. We will reach this goal when we are generating more commission dollars for our sales leaders than any other company in the world generates for their sales leaders. And as we move forward to achieve this objective, our shareholders will be well rewarded.

The foundation for a great 2005 requires a solid performance in each of our key geographies—Japan, China, and the United States. **IN JAPAN, OUR LARGEST MARKET, WE NEED TO POST LOCAL CURRENCY REVENUE GROWTH.** To achieve this goal we must continue to effectively execute the Scanner rollout. Based on results since November, we are optimistic that this initiative will yield the desired target. Our Scanner push is directly tied to increases in our subscription customer base and improved customer and distributor retention. Our target is to increase our global subscriber base 36 percent and to have 500,000 subscribers by year end.

EARNINGS PER SHARE GROWTH



$0.78
$0.85
$1.07
2002
2003
2004

A great 2005 also requires SEQUENTIAL QUARTERLY REVENUE GROWTH IN CHINA AS WE MOVE TOWARD NEW REGULATIONS AND HOPEFULLY DIRECT SELLER STATUS THERE. While the timeline for the new regulations remains unclear, we expect the regulatory climate to improve in China as the year progresses, and the landscape to become better defined. We are confident that China will become one of the world's largest markets for direct sellers. And we're confident that we will begin to realize our potential in the next few years. In the meantime, we are launching key products from our Pharmanex line as well as the Scanner in our stores during the first half of 2005. We anticipate that the new direct selling regulations will require a certain number of stores in each province to qualify for a direct selling license. We intend to get a head start on this requirement by extending our geographic reach. We will add 80 to 100 stores in new cities and provinces as well as in current cities.

We anticipate continued growth in the United States in 2005 and beyond. Our expectation is for the United States to be a $200 million per year market for us within two years. IN 2005, WE EXPECT TO DELIVER MID- TO HIGH-TEENS REVENUE GROWTH by equipping our distributors with the support and materials they need to keep the Scanner central to their business building efforts. In addition, we will continue to innovate in our product offerings and within our business model to reach the direct selling market share we are capable of gaining in the United States.

2005 WILL ALSO SEE US REACH INTO NEW GEOGRAPHIC MARKETS. Although Indonesia is very much a developing economy, we expect it to make a meaningful contribution to our top line in its first year of operations. We anticipate opening this market in the second half of 2005. We continue to consider Eastern European markets. We recently opened Israel and Hungary with a view to leveraging human resources in these markets throughout Eastern Europe. Russia, in particular, holds great potential for direct sellers. Down the road, we expect India to also be a significant market for us.

CHINA REVENUE GROWTH

(IN MILLIONS)



$38
$106
2003
2004

We are very optimistic about the work being done within each of our divisions on new products and services. In the upcoming months you will see us take bold steps toward accomplishing our objective to become the world's leading direct selling company with significant new product introductions and continued enhancements to the way we motivate our distributors. Direct selling is a dynamic and growing channel and we are focused on remaining the innovation leader within this industry.

In 2005 we expect to see continued revenue growth, resulting in double-digit earnings per share growth. By the end of the year we expect to have more than one million active distributors, 35,000 executive distributors, and 500,000 monthly subscription orders.

As we look beyond 2005 we see a very bright future for the company and our shareholders. Our goal is to become the world's leading direct selling company. Our ability to reach this level of success rests upon three key factors: 1) developing solid distributor leaders by continuing to attract and retain the highest caliber sales force in the direct selling industry; 2) continuing to be innovative in our product offerings and direct selling business model; and 3) investing our cash wisely to increase revenue growth and drive improved profitability.

Ours is a unique business that requires uncommon vision. A world of opportunity lies right before our eyes. Today, our greatest challenge is focusing our vision and our energy on the elements that will enable us to reach our potential. We are committed to doing just that. Our management team and our sales leaders in each of our markets share this uncommon vision—a vision that will enable our company to continue to succeed in dynamic markets around the world. We hope you see what we see, and believe as we do—that our journey has just begun.

Blake M. Roney, Chairman

M. Truman Hunt, President and CEO

TABLE OF CONTENTS

Selected Consolidated Financial Data

The following selected consolidated financial data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from the audited consolidated financial statements.

	2000	2001	2002	2003	2004
	(U.S. dollars in thousands, except per share data)				
Income Statement Data (year ended December 31):					
Revenue	$ 879,758	$ 885,621	$ 964,067	$ 986,457	$ 1,137,864
Cost of sales	149,342	178,083	190,868	176,545	191,211
Gross profit	730,416	707,538	773,199	809,912	946,653
Operating expenses:					
Selling expenses	345,259	347,452	382,159	407,088	487,631
General and administrative expenses	294,744	288,605	285,229	289,925	333,263
Restructuring and other charges	—	—	—	5,592	—
Total operating expenses	640,003	636,057	667,388	702,605	820,894
Operating income	90,413	71,481	105,811	107,307	125,759
Other income (expense), net	5,993	8,380	(2,886)	432	(3,618)
Income before provision for income taxes	96,406	79,861	102,925	107,739	122,141
Provision for income taxes	34,706	29,548	38,082	39,863	44,467
Net income (1)	$ 61,700	$ 50,313	$ 64,843	$ 67,876	$ 77,674
Net income per share:					
Basic	$ 0.72	$ 0.60	$ 0.79	$ 0.86	$ 1.10
Diluted	$ 0.72	$ 0.60	$ 0.78	$ 0.85	$ 1.07
Weighted-average common shares outstanding (000s):					
Basic	85,401	83,472	81,731	78,637	70,734
Diluted	85,642	83,915	83,128	79,541	72,627
Balance Sheet Data (at end of period):					
Cash and cash equivalents and current investments	$ 63,996	$ 75,923	$ 120,341	$ 122,568	$ 120,095
Working capital	123,828	153,495	181,942	149,324	117,401
Total assets	555,621	546,024	577,794	591,059	609,737
Current portion of long-term debt	—	—	—	17,915	18,540
Long-term debt	84,884	73,718	81,732	147,488	132,701
Stockholders' equity	366,733	379,890	386,486	290,248	296,233
Supplemental Operating Data (at end of period):					
Approximate number of active distributors (2)	497,000	558,000	566,000	725,000	820,000
Number of executive distributors (2)	21,381	24,839	27,915	29,131	32,016

(1) In January 2002, we adopted SFAS 142, "Goodwill and Other Intangible Assets." Assuming no amortization of goodwill and other indefinite lived intangibles for all periods presented prior to adoption, net income would have been $68 million and $57 million for each of the years ended December 31, 2000 and 2001, respectively. For 2003, net income includes a pre-tax, non-recurring charge of $6 million due to restructuring and other charges incurred during the third quarter.

(2) Active distributors include preferred customers and distributors purchasing products directly from us during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes. Following the opening of our retail business in China during 2003, active distributors includes 117,000 and 147,000 preferred customers in China and executive distributors includes 3,100 and 5,437 employed, full-time sales representatives for the years ended December 31, 2003 and 2004, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related Notes thereto, which are included in this Annual Report.

OVERVIEW

We are a leading, global direct selling company with operations in approximately 40 countries throughout Asia, the Americas and Europe. We develop and distribute premium quality, innovative personal care products and nutritional supplements that are sold worldwide under the Nu Skin and Pharmanex brands. We also market technology-related products and services under the Big Planet brand. We operate through a direct selling model in all of our markets except Mainland China (hereinafter "China"), where we operate using a retail sales model with employed sales representatives because of current regulatory restrictions on direct selling activities. In 2004, we had revenue of $1.14 billion and a global network of approximately 820,000 active independent distributors and preferred customers who purchase our products for resale or for personal use. Approximately 32,000 of these distributors were executive level distributors or full-time sales representatives, who play an important leadership role in our distribution network and are critical to the growth and profitability of our business.

Our revenue depends on the number and productivity of our active independent distributors and executive distributor leaders. We have been successful in attracting and motivating distributors by:

- developing and marketing innovative, technologically advanced products;
- offering an attractive global compensation plan; and
- providing compelling initiatives, advanced technological tools, and strong distributor support.

Our distributors market and sell our products and recruit other distributors based on the distinguishing benefits and innovative characteristics of our products, the benefits of our compensation plans, and other initiatives. As a result, it is vital to our business that we continuously leverage our research and development resources to develop and introduce innovative products and provide our distributors with a differentiated portfolio of products and initiatives. If we experience delays in introducing compelling products or attractive initiatives into a market, this can have a negative impact on revenue. Additionally, it is important that we continually innovate our compensation plan to provide a vibrant earnings opportunity for our distributor force.

We have experienced significant growth over the last year due in part to our efforts to expand into new markets, including our expansion of operations in China. We are currently working on plans to commence operations in Indonesia and Russia. Our global compensation plan, which we utilize in all of our markets except China, motivates our key distributor leaders to assist in the recruitment and training of distributor leaders in new markets because they are compensated for global sales in their network of distributors. This has allowed us to generate rapid growth in our new markets. Sometimes, however, the opening of a new market or the introduction of a key initiative such as the roll-out of the Pharmanex® BioPhotonic Scanner (the "BioPhotonic Scanner") in a market can have a temporary negative impact on other markets if it attracts the attention and time of key executive distributor leaders from other markets.

We also have continued to expand and promote product subscription programs in many of our markets that provide incentives for customers to commit to purchase a specific amount of products on a monthly basis. We believe these subscription programs have improved customer retention and helped drive revenue growth in many of our markets. Subscription orders represented 29% of our revenue in 2004 compared to 24% in the prior year.

In 2004, we generated approximately 84% of our revenue from our Asian markets, with sales in Japan representing approximately 51% of revenue. Because of the size of our foreign operations, operating results can be impacted negatively or positively by factors such as foreign currency fluctuations, in particular fluctuations between the Japanese yen and the U.S. dollar, and economic, political and business conditions around the world. In addition, our business is subject to various laws and regulations, in particular regulations related to network marketing activities and nutritional supplements that create certain risks for our business, including improper claims or activities by our distributors and potential inability to obtain necessary product registrations. For more information about these risks and challenges we face, please refer to "Note Regarding Forward-Looking Statements."

INCOME STATEMENT PRESENTATION

We recognize revenue in five geographic regions. We translate revenue from each market's local currency into U.S. dollars using quarterly weighted-average exchange rates. The following table sets forth revenue information by region for the time periods indicated. This table should be reviewed in connection with the tables presented under "Results of Operations," which disclose selling expenses and other costs associated with generating the aggregate revenue presented.

Revenue by Region	Year Ended December 31, 2002			Year Ended December 31, 2003			Year Ended December 31, 2004		
	(U.S. dollars in millions)								
North Asia	$	597.1	62%	$	612.8	62%	$	640.1	56%
Greater China		104.9	11		135.5	14		229.8	20
North America		142.7	15		127.6	13		145.7	13
South Asia/Pacific		91.1	9		75.8	8		81.8	7
Other Markets		28.3	3		34.8	3		40.5	4
	$	964.1	100%	$	986.5	100%	$	1,137.9	100%

Cost of sales primarily consists of:

- cost of products purchased from third-party vendors, generally in U.S. dollars;
- manufacturing costs of self-manufactured products;
- the cost of sales materials which we sell to distributors at or near cost;
- the amortization expenses associated with certain products and services such as BioPhotonic Scanners that are leased to distributors;
- the freight cost of shipping products to distributors, and import duties for the products; and
- royalties and related expenses for licensed technologies.

We source the majority of our products from third-party manufacturers located in the United States. Due to Chinese government restrictions on the importation of finished goods applicable to our business in China, we are required to manufacture our own products for distribution in China. We are also considering plans to manufacture more products in China for export in order to reduce our cost of sales. Cost of sales and gross profit may fluctuate as a result of changes in the ratio between self-manufactured products and products sourced from third-party suppliers. In addition, because we purchase a significant majority of our goods in U.S. dollars and recognize revenue in local currencies, we are subject to exchange rate risks in our gross margins.

Selling expenses are our most significant expense and are classified as operating expenses. Our global compensation plan, which we employ in all of our markets except China, is an important factor in our ability to attract and retain distributors. We pay commissions to several levels of distributors on each product sale. The amount of the commission paid varies depending on the purchaser's position within our global compensation plan. We pay commissions monthly, based upon a distributor's personal and group product volumes, as well as the group product volumes of up to six levels of executive distributors in such distributor's downline sales organization. We do not pay commissions on sales materials, which are sold to distributors at or about cost. Small fluctuations occur in the amount of commissions paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of our distributor force of approximately 820,000 active distributors, the fluctuation in the overall payout is relatively small. The overall payout has typically averaged from 41% to 43% of global product sales. From time to time we make modifications and enhancements to our global compensation plan to help motivate distributors and develop leadership characteristics, which can have an impact on selling expenses.

Distributors also have the opportunity to make retail profits by purchasing products from us at wholesale and selling them to retail customers with a retail mark-up. We do not pay commissions on these retail sales by distributors nor do we recognize any revenue from these retail sales. In many markets, we also allow individuals who are not distributors to buy products directly from us at wholesale prices. We refer to these purchasers as "preferred customers." We pay commissions on preferred customer purchases to the referring distributors. Selling expenses also include wages, benefits, bonuses and other labor and unemployment expenses we pay to our employed sales representatives in China.

General and administrative expenses include:

- wages and benefits;
- rents and utilities;
- depreciation and amortization;
- promotion and advertising;
- professional fees;

- travel;
- research and development; and
- other operating expenses.

Labor expenses are the most significant portion of our general and administrative expenses. Promotion and advertising expenses include costs of distributor conventions held in various markets worldwide, which we expense in the period in which they are incurred. Because our various distributor conventions are not always held during each fiscal year, their impact on our general and administrative expenses may vary from year to year. For example, we typically hold our global distributor convention and our Japan distributor convention, our two most expensive conventions, every 18 months. Therefore, we will not incur expenses for these conventions during every fiscal year or in comparable interim periods, and year-over-year comparisons will be impacted accordingly. We held global distributor conventions in October 2002 and February 2004, and Japan distributor conventions in February 2003 and November 2004. We are scheduled to hold a global distributor convention in October 2005.

Provision for income taxes depends on the statutory tax rates in each of the jurisdictions in which we operate. For example, statutory tax rates in 2004 were approximately 17.5% in Hong Kong, 25% in Taiwan, 30% in South Korea, 46% in Japan and 31% in China. We are currently benefiting from a tax holiday in China, which will run through the end of 2005. We will then be subject to a reduced tax rate of 50% of the statutory rate for the years 2006, 2007 and 2008, after which time we will be subject to the full statutory rate. We are subject to taxation in the United States at the statutory corporate federal tax rate of 35%, and we pay taxes in multiple states within the United States at various tax rates.

CRITICAL ACCOUNTING POLICIES

The following critical accounting policies and estimates should be read in conjunction with our audited consolidated financial statements and related notes thereto. Management considers the most critical accounting policies to be the recognition of revenue, accounting for income taxes and accounting for intangible assets. In each of these areas, management makes estimates based on historical results, current trends and future projections.

Revenue. We recognize revenue when products are shipped, which is when title and risk of loss pass to our independent distributors. With some exceptions in various countries, we offer a return policy whereby distributors can return unopened and unused product for up to 12 months subject to a 10% restocking fee. Reported revenue is net of returns, which have historically been less than 5% of gross sales. A reserve for product returns is accrued based on historical experience. We classify selling discounts as a reduction of revenue. Our global compensation plan for our distributors is focused on remunerating distributors based upon the selling efforts of the distributors and their downline, and not their personal purchases.

Income Taxes. We account for income taxes in accordance with Statements of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. We pay income taxes in many foreign jurisdictions based on the profits realized in those jurisdictions, which can be significantly impacted by terms of intercompany transactions among our affiliates around the world. Deferred tax assets and liabilities are created in this process. As of December 31, 2004, we had net deferred tax assets of $49.2 million. These net deferred tax assets assume sufficient future earnings will exist for their realization, as well as the continued application of current tax rates. We have considered projected future taxable income and ongoing tax planning strategies in determining that no valuation allowance is required. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made.

Our foreign taxes paid are high relative to foreign operating income and our U.S. taxes paid are low relative to U.S. operating income due largely to the flow of funds among our subsidiaries around the world. As payments for services, management fees, license arrangements and royalties are made from our foreign affiliates to our U.S. corporate headquarters, these payments often incur withholding and other forms of tax that are generally creditable for U.S. tax purposes. Therefore, these payments lead to increased foreign effective tax rates and lower U.S. effective tax rates. Variations (or shifts) occur in our foreign and U.S. effective tax rates from year to year depending on several factors including the impact of global transfer prices and the timing and level of remittances from foreign affiliates.

We are subject to regular audits by federal, state and foreign tax authorities. These audits may result in additional tax liabilities. We account for such contingent liabilities in accordance with SFAS No. 5, "Accounting for Contingencies" and believe that we have appropriately provided for income taxes for all years. Several factors drive the calculation of our tax reserves. Some of these factors include: (i) the expiration of various statutes of limitations; (ii) changes in tax law and regulations; (iii) issuance of tax rulings; and (iv) settlements with tax authorities. Changes in any of these factors may result in adjustments to our reserves, which would impact our reported financial results.

Intangible Assets. Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), our goodwill and intangible assets with indefinite useful lives are no longer amortized. Our intangible assets with definite lives are recorded at cost and are amortized over their respective estimated useful lives, and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see Note 5 to the Consolidated Financial Statements).

We are required to make judgments regarding the useful life of our intangible assets. With the implementation of SFAS 142, we determined certain intangible assets to have indefinite lives based upon our analysis of the requirements of SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS 142. Under the provisions of SFAS 142, we are required to test these assets for impairment at least annually. The annual impairment tests have been completed and did not result in an impairment charge. To the extent an impairment is identified in the future, we will record the amount of the impairment as an operating expense in the period in which it is identified.

In connection with a registration statement we filed in October 2003, the Staff of the Securities and Exchange Commission commented on and sought additional support for the indefinite life designation of our trade names, marketing rights and distributor network assets. Based on our assessment in responding to these comments, we recorded the following in the second quarter of 2004: (i) a one-time amortization charge of $1.2 million resulting from retroactive changes in the estimates of the useful lives of certain intangible assets, which included the assignment of useful lives to our distributor network and certain trademarks and trade names that were previously designated as indefinite lived assets; (ii) an entry to reduce intangible assets and retained earnings by approximately $8.8 million to reflect a reduction in the carrying amount of the marketing rights previously purchased from a group of controlling shareholders to its carryover basis; and (iii) an entry to reclassify approximately $7.4 million from goodwill to distributor network and trade names and trademarks to retroactively reflect intangible assets acquired.

As a result of these changes we recorded an additional $0.9 million of amortization related to these assets during the remainder of 2004 and will continue to recognize an additional $1.2 million of such amortization per year through the remainder of the useful lives, which approximate 11 years as of December 31, 2004.

RESULTS OF OPERATIONS

The following table sets forth our operating results as a percentage of revenue for the periods indicated:

	Year Ended December 31,		
	2002	2003	2004
Revenue	100.0%	100.0%	100.0%
Cost of sales	19.8	17.9	16.8
Gross profit	80.2	82.1	83.2
Operating expenses:			
Selling expenses	39.6	41.3	42.9
General and administrative expenses	29.6	29.4	29.3
Restructuring and other charges	—	.5	—
Total operating expenses	69.2	71.2	72.2
Operating income	11.0	10.9	11.0
Other income (expense), net	(.3)	—	(.3)
Income before provision for income taxes	10.7	10.9	10.7
Provision for income taxes	4.0	4.0	3.9
Net income	6.7%	6.9%	6.8%

Overview

Revenue in 2004 increased 15% to $1,137.9 million from $986.5 million in 2003. Excluding the impact of changes in foreign currency exchange rates, we would have experienced a revenue increase of 11% for 2004 compared to 2003. The revenue increase in 2004 was a result of significant revenue growth in China, as well as solid revenue growth in the United States, Taiwan and Hong Kong. During 2004 we continued to see the positive impact of our BioPhotonic Scanner and monthly product subscription programs. We continued to expand our use of the BioPhotonic Scanner in the United States and initiated lease programs in other key markets including Japan in November 2004. Subscription orders represented 29% of our revenue in 2004 compared to 24% in the prior year. We believe that these programs are strengthening our recurring revenue base and are improving customer retention rates, as well as helping our distributor leaders build their sales organizations. Revenue growth in 2004 was negatively impacted by a decline in local currency revenue in Japan.

These factors also contributed to a $0.22 increase in earnings per share in 2004 compared to 2003. Earnings per share for 2003 included the impact of a $0.04 per share, one-time restructuring charge. The growth in earnings per share was also positively impacted by the repurchase of 10.8 million and 3.1 million shares of our Class A common stock in October 2003 and July 2004, respectively.

Revenue

North Asia. The following table sets forth revenue for the North Asia region and its principal markets:

	2003	2004	Change
		(U.S. dollars in millions)	
Japan	$ 553.8	$ 574.4	4%
South Korea	59.0	65.7	11%
North Asia total	$ 612.8	$ 640.1	4%

Excluding the impact of changes in foreign currency exchange rates, revenue in North Asia decreased 1% in 2004 compared to 2003. In local currency, revenue in Japan decreased 3%. Revenue in Japan during 2004 was negatively impacted by the absence of a compelling growth driver for our distributors during most of the year as a result of regulatory uncertainty associated with the BioPhotonic Scanner that prevented us from introducing it until November 2004. Revenue was also negatively impacted by:

- key distributor leaders spending time in other markets pending the launch of the BioPhotonic Scanner;
- stock outages resulting from product quality and regulatory challenges we faced during 2004, including BSE (or mad cow disease) issues in the first quarter, which required us to convert many of our dietary supplements for sale in Japan from bovine-based capsules to tablets and non-bovine based capsules; and
- competitive pressures.

We began leasing BioPhotonic Scanners to our distributor leaders in Japan in November 2004, and we plan to increase the number of BioPhotonic Scanners available for lease in this market throughout the upcoming year. We have also made recent changes to our distributor incentives which are designed to help promote growth in the number of executive distributors. These initiatives helped us post improved results in the fourth quarter, with local currency revenue down only 2% on a year-over-year basis compared to an 8% decline in the third quarter, and solid sequential growth of 7% in executive distributors.

In South Korea, our local currency revenue grew 7% in 2004 compared to 2003 primarily as a result of continued growth in our active distributors. We believe that strong initiatives and distributor support contributed to the growth in this market despite the difficult regulatory and economic conditions in South Korea that we expect will continue to negatively impact this market in 2005.

Greater China. The following table sets forth revenue for the Greater China region and its principal markets:

	2003	2004	Change
	(U.S. dollars in millions)		
China	$ 38.5	$ 105.6	174%
Taiwan	73.1	82.8	13%
Hong Kong	23.9	41.4	73%
Greater China total	$ 135.5	$ 229.8	70%

Revenue growth in Greater China was a result of the continued expansion of operations in China, as well as strong growth in Hong Kong and Taiwan. Currencies in China and Hong Kong are generally pegged to the U.S. dollar, minimizing the impact of foreign currency fluctuations on this region.

China revenue grew by 174% compared to 2003. We continued to successfully grow our business in China as a result of:

- expansion of our sales representatives, based in part upon the attractiveness of the opportunity for employment with us in the market;
- successful product launches and promotions; and
- a robust economy, with a focus on international brands and opportunities.

Following a period of rapid sequential growth in China in 2003 and the first half of 2004, however, revenue declined slightly in the third quarter of 2004 compared to the second quarter, and then stabilized sequentially in the fourth quarter. Also, the number of sales representatives remained essentially level during the second half of the year. This softening in the second half of the year is attributed to a softening of the recruiting environment for new customers and sales representatives after an initial 18 months of rapid sequential growth. This softening was also largely the result of our taking actions against sales representatives who had violated company policies. Due to increased media and government scrutiny of activities related to direct selling and direct selling companies operating in China in advance of new direct selling regulations, we focused more on training our sales representatives and enforcing our sales policies that prohibit improper promotion of our business, and less on implementing aggressive growth initiatives. This emphasis resulted in disciplinary actions against, or termination of employment of, sales representatives who had violated these policies, and contributed to the lack of growth in our revenue, our customers and our sales representative numbers during the second half of 2004. We believe, however, that our long-term growth prospects were enhanced due to these actions. Results in China were also negatively impacted by uncertainties and delays with respect to the new direct selling regulations and related negative and confusing media coverage.

We currently anticipate that new regulations will be adopted in the next several months and are optimistic that the new regulations will positively impact our business in China. After publication of the new regulations, we anticipate that companies interested in operating direct selling businesses in China will need to secure a direct selling license, which will likely take several months. In the meantime, we are implementing initiatives to keep the opportunity vibrant for our sales leaders, including the launch of three key Pharmanex products in January 2005 and the introduction of the BioPhotonic Scanner in our retail stores in China. We also are taking steps to be prepared to apply for a direct selling license under the anticipated regulations. We currently have retail stores in nearly every province in China, but the new regulations are expected to require a certain minimum number of retail stores in a particular province in order to receive approval to conduct direct selling in such province. Therefore, it is widely anticipated that a company will need a minimum of 300 to 400 retail stores in China to conduct direct selling in all provinces and municipalities throughout the country. We currently have 120 stores in China and plan to add 80 to 100 stores in 2005 and additional stores in 2006. While the regulations are still not final, and we have not yet been approved to conduct direct selling, we anticipate that we will be able to conduct direct selling in four or five leading provinces and municipalities by the end of 2005, and in additional provinces and municipalities in 2006. As our business model in China is centered on our sales representatives and their productivity, we do not believe that store openings will directly lead to new revenue in the market. Rather, revenue growth is primarily dependent upon sales force productivity and the recruitment of new sales representatives.

We expect to continue to experience government and media scrutiny in China due to our status as a leading, global direct selling company and the increased focus on the direct selling industry as new regulations are implemented. Until such time as the regulations are final, we obtain a direct selling license, and make any changes to our business model, we will continue to focus on training our sales employees and enforcing our employee policies to maximize the likelihood of obtaining a direct selling license in a timely manner.

Hong Kong and Taiwan each generated strong growth in revenue and in the number of executive and active distributors in 2004. Modifications we made to our compensation plan in early 2004 in these markets to promote the development of executive distributors, as well as continued growth in monthly product subscription orders, contributed to the growth in revenue in these markets. The revenue increases in these markets were also due in part to continued enthusiasm for business prospects in China and the use of the BioPhotonic Scanner, particularly in Taiwan. In addition, revenue in Hong Kong was positively impacted by sales of products to sales representatives from China for personal consumption, particularly to those sales representatives attending our third quarter sales convention in Hong Kong. We anticipate, however, that the launch of Pharmanex products into China will have a negative impact on Hong Kong and Taiwan revenue in 2005.

North America. The following table sets forth revenue for the North America region and its principal markets:

	2003	2004	Change
		(U.S. dollars in millions)	
United States	$ 118.2	$ 135.7	15%
Canada	9.4	10.0	6%
North America total	$ 127.6	$ 145.7	14%

Revenue in the United States grew 15% in 2004 compared to 2003 and was positively impacted by:

- the BioPhotonic Scanner program;
- our monthly product subscription program;
- the launch of a number of new, innovative Pharmanex and Nu Skin products; and
- $5.8 million in sales to international distributors at our global convention held in the U.S. in February 2004, which did not occur in 2003.

These initiatives resulted in a 36% increase in Pharmanex revenue and a 4% increase in Nu Skin revenue in 2004 compared to 2003, excluding sales to international distributors at our global distributor convention. These initiatives also continued to enhance distributor enthusiasm and sponsorship as well as increase retention. The number of executive distributors grew 10% in 2004 compared to 2003. The growth in revenue in Pharmanex and Nu Skin in the United States was partially offset by a decline in Big Planet revenue, primarily as a result of our strategic elimination of low margin products and services that generated approximately $11.0 million in revenue in 2003. Over the last couple of years, Big Planet has focused on eliminating low margin products while developing and introducing new products and services with margins comparable to Nu Skin and Pharmanex products.

In addition, in connection with the global roll-out of the BioPhotonic Scanner program, some of our key U.S. distributor leaders spent time promoting the BioPhotonic Scanner in international markets. This negatively impacted revenue and distributor activity in the United States during the last half of the year as revenue and distributor statistics were relatively flat sequentially. The BioPhotonic Scanner was first introduced to our distributor force in the U.S. more than two years ago. As a result, we are currently working to implement initiatives tied to the BioPhotonic Scanner to maintain distributor enthusiasm and drive revenue in this market.

We are currently involved in litigation with another licensee of the technology utilized in the BioPhotonic Scanner. The other licensee has alleged that the BioPhotonic Scanner is being used for medical diagnostic purposes in a medical clinical setting by certain distributors who are medical doctors, dentists and chiropractors. We allow such practitioners to use the BioPhotonic Scanner solely for promoting the sale of our nutritional supplements and not for medical diagnostic purposes or in a medical clinical setting, but the other licensee alleges that the way in which the BioPhotonic Scanner is used by such practitioners violates our license. We disagree. We estimate that we lease 10% or less of our active BioPhotonic Scanners in the United States to such practitioners.

South Asia/Pacific. The following table sets forth revenue for the South Asia/Pacific region and its principal markets:

	2003	2004	Change
		(U.S. dollars in millions)	
Singapore/Malaysia/Brunei	$ 36.7	$ 40.0	9%
Thailand	22.7	25.6	13%
Australia/New Zealand	13.5	13.1	(3%)
Philippines	2.9	3.1	7%
South Asia/Pacific total	$ 75.8	$ 81.8	8%

Excluding the impact of changes in foreign currency exchange rates, revenue in South Asia/Pacific increased 4% in 2004 compared to 2003. The increase in local currency revenue in this region was due primarily to revenue growth in Thailand as well as an increase in combined Singapore/Malaysia revenue. We have experienced solid growth in Thailand for the last four years, but revenue was down 13% in local currency in the fourth quarter compared to prior year results. We launched the BioPhotonic Scanner program in Thailand in late 2004 to help improve distributor activity and revenue in this market. Our focus on our monthly product subscription programs, growth in our nutrition business, and the BioPhotonic Scanner contributed to the revenue increases in Malaysia and Singapore. The revenue increases in these markets were slightly offset by a decrease in revenue in combined Australia/New Zealand.

We anticipate that, in connection with our planned opening of the Indonesian market in 2005, some of our distributors in our other South Asia/Pacific and Greater China markets may focus some of their energies on this new market. We expect this could have some negative impact on these markets during 2005.

Other Markets. The following table sets forth revenue for our Other Markets:

	2003		2004		Change
	(U.S. dollars in millions)				
Europe	$	32.0	$	36.6	14%
Latin America		2.8		3.9	39%
Other Markets total	$	34.8	$	40.5	16%

The 16% increase in Other Markets was primarily due to a 14% increase in revenue in Europe, which was mostly attributed to the favorable impact of foreign currency fluctuations in 2004 compared to 2003. We experienced higher local currency growth in Europe during the second half of 2004, and in 2004 active distributors and executive distributors grew 25% and 17%, respectively over 2003. Although our Latin America business accounts for a small part of our business, we are making efforts to grow our business there as well as in other developing countries around the world. As a result of these efforts, revenue in Mexico was up 54% in local currency in 2004 compared to 2003, and the executive distributor count grew by 149%.

Gross profit

Gross profit as a percentage of revenue increased to 83.2% in 2004 compared to 82.1% in 2003. Our gross profit was positively impacted by the shift away from low margin Big Planet revenue to higher margin Nu Skin and Pharmanex products, strong gross margins in China resulting from in-house manufacturing in that market, and the positive impact of fluctuations in foreign currency exchange rates in 2004 compared to 2003. During 2004, we continued to expand the BioPhotonic Scanner program in the United States and in our international markets. Lease revenue from BioPhotonic Scanners has significantly lower margins than our personal care and nutritional supplement products, as we lease them on essentially a break-even basis. We expect gross margins to be slightly lower in 2005 compared to 2004 as a result of our expansion of the BioPhotonic Scanner program this year.

Selling expenses

Selling expenses as a percentage of revenue increased to 42.9% in 2004 from 41.3% in 2003. Selling expenses increased to $487.6 million in 2004 from $407.1 million in 2003. The increase in selling expenses as a percentage of revenue is due in part to higher costs associated with our employed sales representatives in China. We currently pay approximately 8% to 10% of local revenue in additional labor costs, including unemployment and benefits to our sales representatives in China. The increase in selling expenses as a percent of revenue was also due to a short-term increase in distributor incentives in Japan in the fourth quarter of 2004. This increase in incentives resulted from the implementation of new components to our compensation plan in this market while certain existing components were transitioned out over several months. Completion of this transition will positively impact selling expenses as a percentage of revenue going forward. We expect selling expenses as a percentage of revenue to be slightly lower in 2005 compared to 2004, due in part also to our continued expansion of the BioPhotonic Scanner program, as no commissions are paid on the lease revenue from these machines.

General and administrative expenses

General and administrative expenses as a percentage of revenue decreased slightly to 29.3% in 2004 from 29.4% in 2003. General and administrative expenses increased to $333.3 million in 2004 from $289.9 million in 2003. The U.S. dollar increase during 2004 in general and administrative expenses was primarily due to the incremental costs associated with significantly larger retail operations in China versus the prior year, stronger foreign currencies against the U.S. dollar, and higher distributor convention expenses. We anticipate incurring expenses of approximately $6.5 million in 2005 for our global distributor convention versus $10.5 million in 2004 relating to our global distributor convention and Japan distributor convention. General and administrative expenses will also be negatively impacted in 2005 by new accounting rules requiring us to begin expensing stock-based compensation granted to employees starting in the third quarter of 2005. Had we recognized compensation cost for stock options in accordance with these new rules during 2004, our general and administrative expenses would have been approximately $10.0 million higher that year.

Other income (expense), net

Other income (expense), net was $3.6 million of expense in 2004 compared to $0.4 million of income in 2003. This increase in other income (expense), net of $4.0 million is primarily related to increased interest expenses due to additional debt we entered into during 2003.

Provision for income taxes

Provision for income taxes increased to $44.5 million in 2004 from $39.9 million in 2003. This increase was largely due to the increase in operating income as compared to the prior year. The effective tax rate decreased to 36.4% from 37.0% of pre-tax income in 2004 and 2003, respectively. This decrease in the effective tax rate was largely due to our election in 2004 to permanently reinvest some of our earnings related to our foreign operations. We anticipate the remittance of these earnings to be postponed indefinitely.

Net income

As a result of the foregoing factors, net income increased to $77.7 million in 2004 from $67.9 million in 2003.

2003 COMPARED TO 2002

Overview

Revenue in 2003 increased 2% to $986.5 million from $964.1 million in 2002. Excluding the impact of changes in foreign currency exchange rates, we experienced a revenue decline of 2% for 2003 compared to 2002. This resulted from the sale of our professional employer organization in the United States in August 2003 and our transition away from certain Big Planet offerings, both of which were eliminated as part of our continued efforts to eliminate low margin products and services. Although these actions negatively impacted 2003 to 2002 revenue comparisons by $22.0 million, we believe that they positively impacted gross and operating margins in the fourth quarter of 2003.

Revenue in 2003 was positively impacted by significant revenue growth from our expanded operations in China. In addition, growth in our U.S. nutrition business also positively impacted 2003 results. These improvements were largely offset by declines in local currency revenue in South Korea, Singapore and Malaysia, and in Japan for the year ended December 31, 2003. The negative year-over-year comparisons were related in part to the shift of attention of distributor leaders away from their home markets during the first quarter of 2003 to focus on China, the positive impact on revenue results in 2002 from distributor enthusiasm surrounding and incentives related to our planned expansion of operations in China, and geo-political conflicts and weak economic conditions. After two consecutive quarters of year-over-year declines in Japan, revenue stabilized in this market during the last half of 2003.

In late December 2003, the Company received notification that Japanese and South Korean regulators had suspended the importation of nutritional supplements in bovine-based capsules, which includes many of our Pharmanex products. A few weeks later, Japanese regulators also determined they would no longer allow these same products to be sold by nutrition companies after February 16, 2004. As a result, we transitioned our production to non-bovine capsules and tablets.

Revenue

North Asia. The following table sets forth revenue for the North Asia region and its principal markets:

	2002	2003	Change
		(U.S. dollars in millions)	
Japan	$ 533.0	$ 553.8	4%
South Korea	64.1	59.0	(8%)
North Asia total	$ 597.1	$ 612.8	3%

Excluding the impact of changes in foreign currency exchange rates, revenue in North Asia decreased 3% in 2003 compared to 2002. In local currency, revenue in Japan decreased 2% in 2003 compared to 2002. Local currency revenue in Japan during 2003 was negatively impacted by the factors noted in "Overview" above. In local currency, revenue in South Korea decreased 12%. The decrease in revenue in South Korea was primarily a result of the factors discussed in "Overview" above, as well as regulatory changes requiring a modification to our global compensation plan towards the end of 2002, which was disconcerting to our distributor leaders in this market.

Greater China. The following table sets forth revenue for the Greater China region and its principal markets:

	2002	2003	Change
		(U.S. dollars in millions)	
Taiwan	$ 78.9	$ 73.1	(7%)
China	2.0	38.5	1,825%
Hong Kong	24.0	23.9	—
Greater China total	$ 104.9	$ 135.5	29%

Revenue in Greater China increased primarily as a result of the expansion of operations in China. Foreign currency fluctuations from 2002 to 2003 did not have a notable impact on this region. Revenue in China was $38.5 million in 2003, following our expansion of retail operations and the introduction of Nu Skin branded products in China in January 2003. On a sequential basis, revenue in China increased 67% from the third quarter to the fourth quarter. This growth is attributed to an increased number of preferred customers and employed sales representatives in China. The success of our product launches and product promotions as well as our employment opportunities provide an attraction to many unemployed or underemployed sales people in China. As our business expands in China, we have experienced government scrutiny due to our international reputation as a direct selling company.

The increase in revenue in China was somewhat offset by the decline in revenue in Taiwan. We believe that the SARS epidemic negatively impacted revenue in Taiwan and Hong Kong during the first half of 2003. In addition, revenue in Taiwan and Hong Kong during the second, third, and fourth quarters of 2002 was positively impacted by distributor enthusiasm surrounding our planned expansion of operations in China in 2003.

North America. The following table sets forth revenue for the North America region and its principal markets:

	2002	2003	Change
		(U.S. dollars in millions)	
United States	$ 133.3	$ 118.2	(11%)
Canada	9.4	9.4	—
North America total	$ 142.7	$ 127.6	(11%)

The decline in revenue in the United States is principally a result of a $22.0 million revenue decline in Big Planet in 2003 compared to the prior year. This decline was due primarily to the sale of our professional employer organization and the restructuring of Big Planet telecommunication products, both of which transitions are part of our continued efforts to eliminate or modify low margin products. In addition, revenue in 2002 in the United States included $6.0 million of sales to foreign distributors during the third quarter of 2002 at the global distributor convention held in the United States, which did not recur in 2003.

Increasing distributor activity tied to the BioPhotonic Scanner program, a focus on signing up more consumers on monthly reorder programs, the introduction of new weight management products and implementation of distributor leadership incentives, however, resulted in 36% growth in our Pharmanex revenue in the United States from $48.3 million in 2002 to $65.6 million in 2003, excluding sales to foreign distributors at the 2002 global convention held in the United States. Nu Skin revenue held relatively constant in 2003 compared to 2002, excluding sales to foreign distributors at the same 2002 global convention. Moreover, we experienced an 18% increase in our 2003 executive distributors in the United States and a 20% increase during 2003 of automatic delivery orders compared to 2002. Early in 2003, the FDA questioned the status of the BioPhotonic Scanner as a non-medical device. We believe the BioPhotonic Scanner can be marketed as a non-medical device, but the FDA has not responded yet to our request to classify the BioPhotonic Scanner as a non-medical device. In the event the FDA concludes that the BioPhotonic Scanner requires medical device clearance, this could delay or inhibit our ability to market the BioPhotonic Scanner. We intend to contest any conclusion by the FDA that the BioPhotonic Scanner is a medical device.

South Asia/Pacific. The following table sets forth revenue for the South Asia/Pacific region and its principal markets:

	2002	2003	Change
		(U.S. dollars in millions)	
Singapore/Malaysia	$ 64.3	$ 36.7	(43%)
Thailand	13.0	22.7	75%
Australia/New Zealand	11.0	13.5	23%
Philippines	2.8	2.9	4%
South Asia/Pacific total	$ 91.1	$ 75.8	(17%)

Excluding the impact of changes in foreign currency exchange rates, revenue in South Asia/Pacific decreased 21% in 2003 compared to 2002. The decrease in revenue in this region was due primarily to the combined decrease in Singapore and Malaysia. Both Singapore and Malaysia were opened in the last two years. We often experience a revenue contraction after an initial period of rapid revenue growth following the opening of the market. This revenue contraction occurred later than usual in Singapore and Malaysia and was more pronounced than anticipated. We believe that this was due in part to distributor enthusiasm related to the planned opening of expanded operations in China in January 2003, which drove revenue growth throughout 2002. This decrease was somewhat offset by an increase in revenue in both Thailand and combined Australia/New Zealand.

Other Markets. The following table sets forth revenue for our Other Markets:

	2002	2003	Change
		(U.S. dollars in millions)	
Europe	$ 25.6	$ 32.0	25%
Latin America	2.7	2.8	4%
Other Markets total	$ 28.3	$ 34.8	23%

This increase was primarily due to a 25% increase in revenue in Europe, which included the 17% favorable impact of currency fluctuations in 2003 compared to 2002.

Gross profit

Gross profit as a percentage of revenue increased to 82.1% in 2003 compared to 80.2% in 2002. Our gross profit was positively impacted by the divestiture of our professional employer organization, the decline in low margin revenue from Big Planet, a new personal care manufacturing plant in China and the positive impact of fluctuations in foreign currency in 2003 compared to 2002.

Selling expenses

Selling expenses as a percentage of revenue increased to 41.3% in 2003 from 39.6% in 2002. In U.S. dollars, selling expenses increased to $407.1 million in 2003 from $382.2 million in 2002. The increase in selling expenses was due to the increase of sales employee labor and commission expenses in China. In addition, selling expenses as a percent of revenue increased due to the divestiture of our professional employer organization, which paid no commissions, and by the introduction of leadership incentives in Japan and in the United States.

General and administrative expenses

General and administrative expenses as a percentage of revenue remained nearly level at 29.4% in 2003 from 29.6% in 2002. In U.S. dollars, general and administrative expenses increased to $289.9 million in 2003 from $285.2 million in 2002. The U.S. dollar increase during 2003 in general and administrative expenses was primarily due to the incremental costs associated with the expansion of retail operations in China in 2003, as well as the negative impact of foreign currency fluctuations on operating expenses in 2003. These increases were somewhat offset by the reduction in labor expenses resulting from our restructuring that occurred in the third quarter of 2003.

Restructuring and other charges

Restructuring and other charges of $5.6 million recorded in the third quarter of 2003 include $5.1 million of expenses resulting from an early retirement program and other employee separation charges. As a result of these employee terminations, our overall headcount was reduced by approximately 130 employees, the majority of which were employees at our U.S. headquarters. These restructuring expenses consisted primarily of severance and other compensation charges. The savings associated with these reductions in force have been refocused on revenue growth initiatives throughout the company. In connection with these restructuring charges, we also completed the divestiture of our professional employer organization operated through Big Planet resulting in a charge of approximately $0.5 million.

Other income (expense), net

Other income (expense), net was $0.4 million of income in 2003 compared to $2.9 million of expense in 2002. This increase in other income (expense), net of $3.3 million is primarily related to the foreign exchange fluctuations to the U.S. dollar on the translation of yen based bank debt and other foreign denominated intercompany balances into U.S. dollars for financial reporting purposes.

Provision for income taxes

Provision for income taxes increased to $39.9 million in 2003 from $38.1 million in 2002. This increase was largely due to the increase in operating income as compared to the prior year. The effective tax rate remained at 37.0% of pre-tax income for 2003 and 2002.

Net income

As a result of the foregoing factors, net income increased to $67.9 million in 2003 from $64.8 million in 2002. Earnings per share were positively impacted by the repurchase of 10.8 million shares of our Class A common stock, which occurred in October 2003.

LIQUIDITY AND CAPITAL RESOURCES

Historically, our principal needs for funds have been for operating expenses including selling expenses, working capital (principally inventory purchases), capital expenditures and the development of operations in new markets. We have generally relied on cash flow from operations to meet our cash needs and business objectives without incurring long-term debt to fund operating activities.

We typically generate positive cash flow from operations due to favorable gross margins, the variable nature of selling expenses (which constitute a significant percentage of operating expenses), and minimal capital requirements. We generated $130.4 million in cash from operations in 2004 compared to $109.0 million in 2003. This increase in cash generated from operations in 2004 compared to the prior-year period is primarily related to the increase in net income, which includes higher non-cash amortization charges in 2004, and the reduction in cash payments for income taxes during 2004 compared to the prior year.

As of December 31, 2004, working capital was $117.4 million compared to $149.3 million as of December 31, 2003. Our working capital decreased primarily due to an increase in accrued selling expenses as a result of higher December revenue for the year ended December 31, 2004, an increase in accrued contingent liabilities and a decrease in our current deferred tax assets at December 31, 2004 due to the timing of payments from foreign affiliates, which we do not expect to recur in future years. Cash and cash equivalents at December 31, 2004 were $109.9 million and were $122.6 million at December 31, 2003. Our cash balance was positively impacted by $130.4 million in cash flows from operations during 2004 as well as $16.6 million from the exercise of employee stock options and was offset by the use of approximately $35.0 million for capital expenditures, $72.3 million for repurchases of shares of our common stock, $22.6 million for the payment of dividends, $16.2 million for the repayment of long-term debt and $10.2 million of net purchases of investments.

Our capital expenditures have been primarily focused on:

- purchases of BioPhotonic Scanners;
- computer systems and software; and
- the build-out of manufacturing facilities and additional retail stores in China, as well as other leasehold improvements in our various markets.

Capital expenditures were $35.0 million in 2004, and we anticipate capital expenditures in 2005 of approximately $40.0 million to $50.0 million relating primarily to the items listed above.

We maintain a $25.0 million revolving credit facility that expires in May 2007. Drawings on this revolving credit facility may be used for working capital, capital expenditures and other purposes including repurchases of our outstanding shares of Class A common stock. As of December 31, 2004, there were no outstanding balances under our revolving credit facility.

We also have a $125.0 million multi-currency private uncommitted shelf facility with Prudential Investment Management, Inc. As of December 31, 2004, we had $70.0 million outstanding under this shelf facility, $5.0 million of which is included in the current portion of long-term debt. This long-term debt is U.S. dollar denominated, bears interest of approximately 4.5% per annum and is amortized in two tranches over five and seven years beginning in October 2004 and April 2006, respectively. In February 2005, we made an additional borrowing under the Shelf Facility in Japanese yen denominated senior notes in the amount of 3.1 billion yen, or approximately $30.0 million as of February 28, 2005. These notes bear interest of approximately 1.7% per annum and are due April 2014, with principal payments beginning in April 2008. Our long-term debt also includes the long-term portion of Japanese yen denominated ten-year senior notes issued to the Prudential Insurance Company of America in 2000. The notes bear interest at an effective rate of 3.0% per annum and are due October 2010, with annual principal payments that began in October 2004. As of December 31, 2004, the outstanding balance on the notes was 8.3 billion Japanese yen, or $81.2 million, $13.5 million of which is included in the current portion of long-term debt. The Japanese notes and the revolving and shelf credit facilities are secured by guarantees issued by our material subsidiaries or by pledges of 65% to 100% of the outstanding stock of our material subsidiaries.

Since August 1998, our board of directors has authorized us to repurchase up to $110.0 million of our outstanding shares of Class A common stock under a stock repurchase program, which allows us to repurchase our shares on the open market or in private transactions. This includes an additional $20.0 million authorized by the board of directors in February 2005. The repurchases are used primarily for our equity incentive plans and strategic initiatives. During the year ended December 31, 2004 we repurchased approximately 0.1 million shares of Class A common stock under this program for an aggregate amount of approximately $1.3 million. Between August 1998 and December 31, 2004, we had repurchased a total of approximately 8.8 million shares of Class A common stock under this program for an aggregate price of approximately $82.9 million.

On July 30, 2004, we purchased approximately 3.1 million shares of common stock from members of our original stockholder group for an aggregate purchase price of approximately $71.0 million, or $22.62 per share. The purchase was made pursuant to an option granted in connection with the recapitalization transaction that occurred in October 2003, and we used existing cash balances to pay for the repurchase. The purchase price was determined based on the agreement entered into in October 2003, which provided for a purchase price equal to 94% of the lower of (a) the closing sales price on the New York Stock Exchange on the date the notice of exercise was given, and (b) the average closing sales price over the immediately preceding 15 trading days. A special committee of independent directors of the board of directors made the decision to exercise the option. The special committee engaged its own independent financial and legal advisors. We still have a similar option to acquire approximately 300,000 shares from one of our original shareholders. Since 1998, we have repurchased an aggregate of approximately 22.7 million shares pursuant to our stock repurchase program and other privately negotiated transactions.

During each quarter of 2004, our board of directors declared cash dividends of $0.08 per share on our Class A common stock. These quarterly cash dividends totaled approximately $22.6 million and were paid during 2004 to stockholders of record in 2004. In February 2005, the board of directors declared a dividend that was paid in March 2005 of $0.09 per share for Class A common stock. Currently, we anticipate that our board of directors will continue to declare quarterly cash dividends and that the cash flows from operations will be sufficient to fund our future dividend payments. Assuming a quarterly dividend declaration of $0.09 per share in 2005, dividends for the year should total approximately $25.2 million based upon the number of shares currently outstanding. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

We believe we have sufficient liquidity to be able to meet our obligations on both a short- and long-term basis. We currently believe that existing cash balances together with future cash flows from operations and existing lines of credit will be adequate to fund our cash needs. The majority of our historical expenses have been variable in nature and as such, a potential reduction in the level of revenue would reduce our cash flow needs. Within the past year our capital needs have increased due to the retail store model in China including manufacturing facilities and the manufacture of BioPhotonic Scanners. In the event that our current cash balances, future cash flow from operations and current lines of credit are not sufficient to meet our obligations or strategic needs, we would consider raising additional funds in the debt or equity markets or restructuring our current debt obligations. Additionally, we would consider realigning our strategic plans including a reduction in capital spending, stock repurchases or dividend payments.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table sets forth payments due by period for fixed contractual obligations as of December 31, 2004:

	Total	2005	2006–2007	2008–2009	Thereafter
			(U.S. dollars in thousands)		
Long-term debt obligations [1]	$ 151,241	$ 18,540	$ 57,080	$ 52,080	$ 23,541
Capital lease obligations	—	—	—	—	—
Operating lease obligations [2]	68,843	12,989	25,347	24,942	5,565
Purchase obligations [3]	65,925	51,511	9,732	1,105	3,577
Other long-term liabilities reflected on the balance sheet	— [4]				
Total	$ 286,009	$ 83,040	$ 92,159	$ 78,127	$ 32,683

(1) Long-term debt excludes estimated interest payments under these obligations since a significant portion of our long-term debt is Japanese yen denominated. We anticipate interest expense on this long-term debt to be similar to our 2004 interest expense, which was $5.9 million. In February 2005, we made an additional borrowing under the Shelf Facility in Japanese yen denominated senior notes in the amount of 3.1 billion yen (see Note 8 to the Consolidated Financial Statements).

(2) Operating leases include corporate office and warehouse space with two entities that are owned by certain officers and directors of our company who are also founding shareholders. Total payments under these leases were $3.6 million for the year ended December 31, 2004 with remaining long-term obligations under these leases of $23.5 million.

(3) We are also party to acquisition agreements related to the BioPhotonic Scanner pursuant to which contingent payments of up to $5.5 million and 937,500 shares of our Class A common stock may be made if certain operating and revenue targets are met, based on the BioPhotonic Scanner in driving results. These amounts are not included in the table above.

(4) Other long-term liabilities reflected on the balance sheet primarily consist of long-term tax related balances, which totaled $29.9 million as of December 31, 2004.

In October 2004, we were assessed by the Yokohama customs authorities in Japan a total of approximately $9.0 million, net of any recovery of consumption taxes, for duties on products imported into Japan from October 2002 through October 2003. The value and methodology we used for determining the amount of duties payable for these periods is consistent with prior years and has been previously reviewed on several occasions by the audit division of the Japan customs authorities, and reviewed and approved by the Valuation Department of the Yokohama customs authority. As such, we believe the assessment is improper and we have filed letters of protest with Yokohama customs. We expect to receive a reply within the next couple of months. If necessary, we will appeal this issue to the Ministry of Finance in Japan. In order to file our letter of protest with Yokohama customs, we were required to pay the amount that was assessed. In addition, the Audit Division of Yokohama customs has recently completed an audit of the period from November 2003 through October 2004. Although we have not yet been informed of the results of this audit, we may be assessed for additional duties related to this period, which we anticipate would be a similar amount to the prior assessment. We would file letters of protest with Yokohama customs in a similar manner in case of any such assessment.

SEASONALITY AND CYCLICALITY

In addition to general economic factors, we are impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, most Asian markets celebrate their respective local New Year in the first quarter, which generally has a negative impact on that quarter. We believe that direct selling in Japan, the United States and Europe is also generally negatively impacted during the month of August, which is in our third quarter, when many individuals, including our distributors, traditionally take vacations.

We have experienced rapid revenue growth in certain new markets following commencement of operations. This initial rapid growth has often been followed by a short period of stable or declining revenue, then followed by renewed growth fueled by product introductions, an increase in the number of active distributors and increased distributor productivity. The contraction following initial rapid growth has been more pronounced in certain new markets, due to other factors such as business or economic conditions or distributor distractions outside the market.

DISTRIBUTOR INFORMATION

The following table provides information concerning the number of active and executive distributors as of the dates indicated. Active distributors are those distributors and preferred customers who were resident in the countries in which we operated and purchased products for resale or personal consumption during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required monthly personal and group sales volumes.

	As of December 31, 2002		As of December 31, 2003		As of December 31, 2004	
	Active	Executive	Active	Executive	Active	Executive
North Asia	322,000	17,668	322,000	17,013	337,000	16,637
Greater China [1]	73,000	3,564	187,000	5,991	229,000	8,827
North America	73,000	2,693	113,000	2,861	134,000	3,099
South Asia/Pacific	66,000	2,972	69,000	2,175	74,000	2,076
Other Markets	32,000	1,018	34,000	1,091	46,000	1,377
Total	566,000	27,915	725,000	29,131	820,000	32,016

(1) Following the opening of our retail business in China during 2003, active distributors include 117,000 and 147,000 preferred customers in China and executive distributors include 3,100 and 5,437 employed, full-time sales representatives for the years ended December 31, 2003 and 2004, respectively.

QUARTERLY RESULTS

The following table sets forth selected unaudited quarterly data for the periods shown:

	2003				2004			
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
	(U.S. dollars in millions, except per share amounts)							
Revenue	$ 219.6	$ 240.7	$ 250.2	$ 275.9	$ 264.0	$ 284.2	$ 283.3	$ 306.4
Gross profit	178.0	195.4	206.5	230.0	220.1	236.7	235.7	254.2
Operating income	19.7	25.7	24.5	37.4	23.8	35.0	33.6	33.4
Net income	12.8	16.8	15.1	23.1	14.5	20.3	20.9	22.0
Net income per share:								
Basic	0.16	0.21	0.19	0.32	0.20	0.28	0.30	0.32
Diluted	0.16	0.21	0.19	0.31	0.20	0.28	0.29	0.31

RECENT ACCOUNTING PRONOUNCEMENTS

During the first quarter of 2004, we adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This accounting standard became effective during the first quarter of 2004. The adoption of this standard did not have a significant effect on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires the expensing of employee options as of the beginning of the first interim reporting period that begins after June 15, 2005. Consequently, we will begin expensing employee options during the third quarter of 2005. Until that time, we will continue to account for stock-based compensation granted to employees according to the provisions of APB Opinion No. 25. We are currently evaluating the effect of this accounting standard on our financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" which requires certain inventory related costs to be expensed as incurred. This accounting standard is effective January 1, 2006. We are currently evaluating the effect of this accounting standard on our financial statements.

CURRENCY RISK AND EXCHANGE RATE INFORMATION

A majority of our revenue and many of our expenses are recognized primarily outside of the United States, except for inventory purchases which are primarily transacted in U.S. dollars from vendors in the United States. The local currency of each of our subsidiary's primary markets is considered the functional currency. All revenue and expenses are translated at weighted-average exchange rates for the periods reported. Therefore, our reported revenue and earnings will be positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar. Media reports have indicated that the Chinese government may begin to allow the RMB to float more freely against the U.S.

dollar and other major currencies. In that event, a strengthening of the RMB would benefit our reported revenue and profits and a weakening of the RMB would negatively impact reported revenue and profits. Given the uncertainty of exchange rate fluctuations, we cannot estimate the effect of these fluctuations on our future business, product pricing and results of operations or financial condition.

We seek to reduce our exposure to fluctuations in foreign currency exchange rates through the use of foreign currency exchange contracts, through intercompany loans of foreign currency, and through our Japanese yen denominated debt. We do not use derivative financial instruments for trading or speculative purposes. We regularly monitor our foreign currency risks and periodically take measures to reduce the impact of foreign exchange fluctuations on our operating results.

Our foreign currency derivatives are comprised of over-the-counter forward contracts with major international financial institutions. As of December 31, 2004, we had $82.0 million of these contracts with expiration dates through December 2005. All of these contracts were denominated in Japanese yen. For the year ended December 31, 2004, we recorded losses of $5.0 million in operating income, and losses of $3.2 million, net of tax, in other comprehensive income related to the fair market valuation of our outstanding forward contracts. Because of our foreign exchange contracts at December 31, 2004, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Japanese yen would not represent a material potential loss in fair value, earnings, or cash flows against these contracts. This potential loss does not consider the underlying foreign currency transaction or translation exposures to which we are subject.

Following are the weighted-average currency exchange rates of U.S. $1 into local currency for each of our international or foreign markets in which revenue exceeded U.S. $5.0 million for at least one of the quarters listed:

	2003				2004			
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Japan (1)	118.9	118.5	117.3	108.7	107.3	109.6	109.9	105.6
Taiwan	34.6	34.7	34.2	34.0	33.3	33.3	33.9	32.9
Hong Kong	7.8	7.8	7.8	7.8	7.8	7.8	7.8	7.8
South Korea	1,200.2	1,208.7	1,174.6	1,182.1	1,171.7	1,162.0	1,154.8	1,091.6
Singapore	1.7	1.8	1.8	1.7	1.7	1.7	1.7	1.7
Malaysia	3.8	3.8	3.8	3.8	3.8	3.8	3.8	3.8
Thailand	42.8	42.2	41.3	39.8	39.2	39.8	41.3	40.2
China	8.3	8.3	8.3	8.3	8.3	8.3	8.3	8.3

(1) As of February 28, 2005 the exchange rate of U.S. $1 into the Japanese yen was approximately 104.5.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

With the exception of historical facts, the statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect our current expectations and beliefs regarding our future results of operations, performance and achievements.

These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may not materialize. These forward-looking statements include, but are not limited to, statements concerning:

- our belief that we have sufficient liquidity to be able to meet our obligations on both a short-and long-term basis, and that existing cash together with cash flow from operations and existing lines of credit will be adequate to fund cash needs;
- the expectation that we will spend $40.0 million to $50.0 million for capital expenditures during 2005;
- our plans to manufacture more products in China for export;
- the anticipation that we will continue to declare quarterly cash dividends and that cash flows from operations will be sufficient to pay future dividends;
- our plans to continue to promote certain distributor initiatives and tools, such as monthly product subscription programs and the BioPhotonic Scanner program;
- our anticipation that new direct selling regulations will be adopted in China in the next several months, and our plans to add additional retail stores throughout the country in order to obtain a direct selling license under the new regulations;
- our belief that we will be able to obtain a direct selling license under the anticipated new direct selling regulations in China;
- our belief that the anticipated new direct selling regulations in China will positively impact our business there;

- our expectation that the self-manufacture of product will result in reduced cost of goods sold, and our plans to manufacture more products in China for export;
- our anticipation that the launch of Pharmanex products in China will have a negative impact on Hong Kong and Taiwan revenue in 2005;
- our anticipation that we will incur expenses of approximately $6.5 million in 2005 related to a global distributor convention we plan to hold later in 2005;
- our plans to commence operations in Indonesia and Russia;
- our anticipation that gross margins as well as selling expenses as a percentage of revenue will each be slightly lower in 2005 compared to 2004 as a result of our continued expansion of the BioPhotonic Scanner program around the world; and
- our anticipation that the remittance of permanently reinvested earnings related to our foreign operations will be postponed indefinitely.

In addition, when used in this report, the words or phrases "will likely result," "expect," "anticipate," "will continue," "intend," "plan," "believe" and similar expressions are intended to help identify forward-looking statements.

We wish to caution readers that our operating results are subject to various risks and uncertainties that could cause our actual results and outcomes to differ materially from those discussed or anticipated. Reference is made to the risks and uncertainties described below and factors described in our most recent Annual Report on Form 10-K (which contains a more detailed discussion of the risks and uncertainties related to our business). We also wish to advise readers not to place any undue reliance on the forward-looking statements contained in this report, which reflect our beliefs and expectations only as of the date of this report. We assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances or any changes in our beliefs or expectations. Some of the risks and uncertainties that might cause actual results to differ from those anticipated include, but are not limited to, the following:

(a) Our expansion of operations in China is subject to risks and uncertainties. We continue to be subject to significant regulatory scrutiny and have experienced challenges including interruption of sales activities at certain stores and fines being paid in several cases, which in the aggregate have been less than 1% of revenue in China. Because of restrictions on direct selling activities, we have implemented a modified business model for this market using retail stores and an employed sales force. We have, at times, received guidance from local regulators on conducting our operations including limiting the size of our training meetings, controlling the activities of our sales employees, controlling the distribution of product outside of our stores, keeping the number of sales employees at reasonable levels and limiting the involvement of our overseas distributors. While we continuously update our operating model to address this guidance, we believe we could experience similar challenges in the future as we expand operations in China and continue to work with regulators to help them understand our business model. Our operations in China may be modified or otherwise harmed by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies. In addition, as our number of sales representatives continues to rapidly grow we could face increasing risks that improper actions by these local sales employees, or any overseas distributors, in violation of local laws or our policies could result in regulatory investigations and penalties that could harm our business.

(b) Chinese regulators have indicated that they intend to publish new direct selling regulations within the next several months. There can be no assurance that these regulations will be adopted or, if adopted, that they will benefit us. While we anticipate we will be able to obtain a direct selling license under any new proposed regulations, there can be no assurance that we will be able to obtain such a license should we apply. There has been some uncertainty and confusion regarding the direction of the new regulations and the type of restrictions or requirements that may be imposed under such regulations. Although we currently do not operate a direct selling business in China, our future growth could be harmed if the regulations are not adopted or are unfavorable, if the adoption or implementation of new regulations are delayed further than anticipated, or if we are unable to obtain a license for direct selling under these regulations. In the event the new regulations prevent us from offering a distributor compensation model comparable to what we offer in other markets, our business may be negatively impacted. In addition, if the Chinese government adopts new direct selling regulations, these regulations could negatively impact our current business model in China if they incorporate changes that impose restrictions on us, or if interpretations of existing laws change as a result of such new regulations which require us to make changes to our business model in ways that could harm our business in this market.

(c) As with any new technology, we have experienced technical issues in developing and manufacturing the BioPhotonic Scanner. In addition, in March 2003 the FDA questioned the status of the BioPhotonic Scanner as a non-medical device. We subsequently filed an application with the FDA to have it classified as a non-medical device. The FDA has not yet acted on our application. There are various factors that could determine whether the BioPhotonic Scanner is a medical device including the claims that we or our distributors make about it. We are facing similar uncertainties and regulatory issues in other markets with respect to the status of the BioPhotonic Scanner as a non-medical device and the claims that can be made in using it. A determination in any of these markets that it is a medical device or that distributors are using it to make medical claims, this could negatively impact our plans for or use of the BioPhotonic Scanner in such market. If the launch or use of this tool is delayed or otherwise inhibited by regulatory issues or actions, or if we are unable to deliver BioPhotonic Scanners that perform to a standard expected by our distributors, or if we are unable to make a sufficient number of BioPhotonic Scanners available to interested distributors at reasonable lease rates, this could dampen distributor enthusiasm and harm our business. In addition, if distributors make claims regarding the BioPhotonic Scanner outside of claims approved by us, or use it in a manner not authorized by us, this could result in regulatory actions against our business. We are also party to certain litigation regarding the scope of our license to the technology utilized in the BioPhotonic Scanner. An adverse ruling in this matter could limit the ability of distributors who are health professionals to utilize the BioPhotonic Scanner.

(d) We recently have experienced local currency revenue declines in Japan. Because our Japan business accounts for a majority of our revenue, our business could be harmed if planned initiatives are not successful and do not generate renewed growth or outside factors negatively affect our business in Japan. In particular, risks associated with the BioPhotonic Scanner as discussed herein, increased competitive factors, and any inability to execute our strategies could negatively impact our business. In addition, if the BioPhotonic Scanner does not generate distributor excitement or attract new distributors or customers, this could harm our operating results in Japan.

(e) Because a substantial majority of our sales are generated in Asia, particularly Japan, significant variations in operating results including revenue, gross margin, and earnings from those expected could be caused by:

- renewed or sustained weakness of Asian economies or consumer confidence;
- weakening of foreign currencies, particularly the Japanese yen; or
- political unrest or uncertainty in certain Asian markets.

(f) The network marketing and nutritional supplement industries are subject to various laws and regulations throughout our markets, many of which involve a high level of subjectivity and are inherently fact-based and subject to interpretation. Recent negative publicity concerning ephedra (which we have never sold) and other supplements with controversial ingredients has spurred efforts to change existing regulations or adopt new regulations in order to impose further restrictions and regulatory control over the nutritional supplement industry. If our existing business practices or products, or any new initiatives or products, are challenged or found to contravene any of these laws by any governmental agency or other third party, or if there are any changes in regulations applicable to our business or any of our nutritional products that limit our ability to market such products, our revenue and profitability may be harmed.

(g) Our ability to retain key and executive level distributors or to sponsor new executive distributors is critical to our success. Because our products are distributed exclusively through our distributors and we compete with other direct selling companies in attracting distributors, our operating results could be adversely affected if our existing and new business opportunities and products do not generate sufficient enthusiasm and economic incentive to retain our existing distributors or to sponsor new distributors on a sustained basis.

(h) Due to the international nature of our business, we are subject from time to time to audits by the foreign taxing authorities of the various jurisdictions in which we conduct business throughout the world. These audits sometimes result in challenges by such taxing authorities as to our methodologies used in determining our income tax, duties, customs, and other amounts owed in connection with the importation and distribution of our products. To the extent we are unable to successfully defend ourselves against such challenges, we may be required to pay assessments and penalties and increased duties, which may, individually or in the aggregate, negatively impact our gross margins and operating results.

(i) Production difficulties and quality control problems could harm our business. Occasionally, we have experienced production difficulties with respect to our products, including the delivery of products that do not meet our quality control standards. These quality problems have resulted in the past, and could result in the future, in stock outages or shortages in our markets with respect to such product, harming our sales and creating inventory write-offs for unusable product. In addition, these issues can negatively impact distributor confidence as well as potentially invite additional governmental scrutiny in our various markets.

NU SKIN ENTERPRISES, INC.
Consolidated Balance Sheets
(U.S. dollars in thousands)

	December 31, 2003	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 122,568	$ 109,865
Accounts receivable	15,054	16,057
Current investments	—	10,230
Inventories, net	83,338	87,474
Prepaid expenses and other	60,163	44,723
	281,123	268,349
Property and equipment, net	60,528	76,511
Goodwill	118,768	112,446
Other intangible assets, net	67,572	79,005
Other assets	63,068	73,426
Total assets	$ 591,059	$ 609,737
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 18,816	$ 25,182
Accrued expenses	95,068	107,226
Current portion of long-term debt	17,915	18,540
	131,799	150,948
Long-term debt	147,488	132,701
Other liabilities	21,524	29,855
Total liabilities	300,811	313,504
Commitments and contingencies (Notes 9 and 19)		
Stockholders' equity		
Class A common stock—500 million shares authorized, $.001 par value, 90.6 million shares issued	91	91
Additional paid-in capital	148,636	165,177
Treasury stock, at cost—19.9 million and 20.9 million shares	(216,847)	(273,721)
Accumulated other comprehensive loss	(70,849)	(71,606)
Retained earnings	431,615	477,912
Deferred compensation	(2,398)	(1,620)
	290,248	296,233
Total liabilities and stockholders' equity	$ 591,059	$ 609,737

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

Consolidated Statements of Income

(U.S. dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2002	2003	2004
Revenue	$ 964,067	$ 986,457	$ 1,137,864
Cost of sales	190,868	176,545	191,211
Gross profit	773,199	809,912	946,653
Operating expenses:			
Selling expenses	382,159	407,088	487,631
General and administrative expenses	285,229	289,925	333,263
Restructuring and other charges	—	5,592	—
Total operating expenses	667,388	702,605	820,894
Operating income	105,811	107,307	125,759
Other income (expense), net	(2,886)	432	(3,618)
Income before provision for income taxes	102,925	107,739	122,141
Provision for income taxes	38,082	39,863	44,467
Net income	$ 64,843	$ 67,876	$ 77,674
Net income per share:			
Basic	$ 0.79	$ 0.86	$ 1.10
Diluted	$ 0.78	$ 0.85	$ 1.07
Weighted-average common shares outstanding (000s):			
Basic	81,731	78,637	70,734
Diluted	83,128	79,541	72,627

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

Consolidated Statements of Stockholders' Equity

(U.S. dollars in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid in Capital
Balance at January 1, 2002	$ 42	$ 49	$ 151,379
Net income	—	—	—
Foreign currency translation adjustment	—	—	—
Net unrealized losses on foreign currency cash flow hedges	—	—	—
Less: Reclassification adjustment for realized gains in current earnings	—	—	—
Total comprehensive income			
Repurchase of Class A common stock (Note 10)	—	—	—
Conversion of shares (Note 10)	4	(4)	—
Purchase of long-term assets (Note 20)	—	—	936
Exercise of distributor and employee stock options (182,000 shares)	—	—	(2,005)
Forfeiture of stock options	—	—	(762)
Cash dividends	—	—	—
Balance at December 31, 2002	46	45	149,548
Net income	—	—	—
Foreign currency translation adjustment	—	—	—
Net unrealized losses on foreign currency cash flow hedges	—	—	—
Less: Reclassification adjustment for realized losses in current earnings	—	—	—
Total comprehensive income			
Repurchase of Class A common stock (Note 10)	—	—	—
Conversion of shares (Note 10)	45	(45)	—
Issuance of employee stock awards	—	—	3,113
Amortization of deferred compensation	—	—	—
Exercise of distributor and employee stock options (1,258,000 shares)	—	—	(4,025)
Cash dividends	—	—	—
Balance at December 31, 2003	91	—	148,636
Net income	—	—	—
Foreign currency translation adjustment	—	—	—
Net unrealized losses on foreign currency cash flow hedges	—	—	—
Less: Reclassification adjustment for realized losses in current earnings	—	—	—
Total comprehensive income			
Repurchase of Class A common stock (Note 10)	—	—	—
Amortization of deferred compensation	—	—	—
Purchase of long-term assets (Note 20)	—	—	4,279
Reduction in carrying value of intangible asset	—	—	—
Exercise of employee stock options (1,834,000 shares)	—	—	3,814
Tax benefit of options exercised	—	—	8,448
Cash dividends	—	—	—
Balance at December 31, 2004	$ 91	$ —	$ 165,177

The accompanying notes are an integral part of these consolidated financial statements.

Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Deferred Compensation	Total
$ (62,435)	$ (49,485)	$ 340,340	$ —	$ 379,890
—	—	64,843	—	64,843
—	(10,031)	—	—	(10,031)
—	(6,567)	—	—	(6,567)
—	(2,905)	—	—	(2,905)
				45,340
(20,586)	—	—	—	(20,586)
—	—	—	—	—
—	—	—	—	936
3,266	—	—	—	1,261
—	—	—	—	(762)
—	—	(19,593)	—	(19,593)
(79,755)	(68,988)	385,590	—	386,486
—	—	67,876	—	67,876
—	(1,736)	—	—	(1,736)
—	(3,171)	—	—	(3,171)
—	3,046	—	—	3,046
				66,015
(150,009)	—	—	—	(150,009)
—	—	—	—	—
—	—	—	(3,113)	—
—	—	—	715	715
12,917	—	—	—	8,892
—	—	(21,851)	—	(21,851)
(216,847)	(70,849)	431,615	(2,398)	290,248
—	—	77,674	—	77,674
—	(1,402)	—	—	(1,402)
—	(2,590)	—	—	(2,590)
—	3,235	—	—	3,235
				76,917
(72,311)	—	—	—	(72,311)
—	—	—	778	778
2,624	—	—	—	6,903
—	—	(8,750)	—	(8,750)
12,813	—	—	—	16,627
—	—	—	—	8,448
—	—	(22,627)	—	(22,627)
$ (273,721)	$ (71,606)	$ 477,912	$ (1,620)	$ 296,233

NU SKIN ENTERPRISES, INC.

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

	Year Ended December 31,		
	2002	2003	2004
Cash flows from operating activities:			
Net income	$ 64,843	$ 67,876	$ 77,674
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,602	22,369	27,883
Amortization of deferred compensation	—	715	778
(Gain) loss on sale of assets	(1,328)	525	—
Changes in operating assets and liabilities:			
Accounts receivable	404	3,860	(1,003)
Related parties receivable	5,971	—	—
Inventories, net	(4,051)	4,968	(4,136)
Prepaid expenses and other	(3,674)	11,714	21,869
Other assets	12,473	(7,965)	(10,372)
Accounts payable	3,259	824	6,366
Accrued expenses	14,160	1,176	10,910
Related parties payable	(6,967)	—	—
Other liabilities	4,424	2,964	381
Net cash provided by operating activities	111,116	109,026	130,350
Cash flows from investing activities:			
Purchase of property and equipment	(19,026)	(23,518)	(34,996)
Proceeds on investment sales	5,200	70,775	185,015
Purchases of investments	(20,750)	(52,800)	(195,245)
Purchase of long-term assets	(7,505)	—	(2,953)
Net cash used in investing activities	(42,081)	(5,543)	(48,179)
Cash flows from financing activities:			
Payments of cash dividends	(19,593)	(21,851)	(22,627)
Repurchase of shares of common stock	(14,158)	(150,009)	(72,311)
Exercise of distributor and employee stock options	1,261	8,892	16,627
Payments on long-term debt	—	—	(16,241)
Proceeds from long-term debt	—	75,000	—
Proceeds from revolving credit facility	—	20,000	—
Payments on revolving credit facility	—	(20,000)	—
Net cash used in financing activities	(32,490)	(87,968)	(94,552)
Effect of exchange rate changes on cash	(7,677)	4,687	(322)
Net increase (decrease) in cash and cash equivalents	28,868	20,202	(12,703)
Cash and cash equivalents, beginning of period	73,498	102,366	122,568
Cash and cash equivalents, end of period	$ 102,366	$ 122,568	$ 109,865

The accompanying notes are an integral part of these consolidated financial statements.

1. THE COMPANY

Nu Skin Enterprises, Inc. (the "Company") is a leading, global direct selling company that develops and distributes premium quality, innovative personal care products and nutritional supplements that are sold worldwide under the Nu Skin and Pharmanex brands. The Company also markets technology-related products and services under the Big Planet brand. The Company reports revenue from five geographic regions: North Asia, which consists of Japan and South Korea; Greater China, which consists of China, Hong Kong and Taiwan; North America, which consists of the United States and Canada; South Asia/Pacific, which consists of Australia, Brunei, Malaysia, New Zealand, the Philippines, Singapore and Thailand; and Other Markets, which consists of Brazil, Europe, Guatemala, Israel, and Mexico (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include reserves for product returns, obsolete inventory, and taxes. Actual results could differ from these estimates.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid instruments with original maturities of 90 days or less.

Reclassifications

Certain reclassifications have been made to prior-year balances in order to conform to the current year presentation.

Current investments

Current investments consist entirely of auction rate municipal bonds classified as available-for-sale securities. The Company, through its dealers, purchases and sells these securities at par value, and records them at cost, which approximates fair market value due to their variable interest rates, which typically reset every 7 to 35 days, and despite the long-term nature of their stated contractual maturities, along with the Company's investment policy and practice to only invest in high investment grade securities, the Company has the ability to quickly liquidate these securities. As a result, the Company has no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from its current investments. Interest income generated from these current investments is recorded in other income.

Prior to December 31, 2004, such investments had been classified as cash and cash equivalents. As of December 31, 2004, the Company has revised its classification to report these securities as current investments in a separate line item on its consolidated balance sheet. The Company has also made corresponding adjustments to its consolidated statement of cash flows for all periods presented, to reflect the gross purchases and sales of these securities as investing activities rather than as a component of cash and cash equivalents.

Inventories

Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost or market, using the first-in, first-out method. The Company had reserves for obsolete inventory totaling $5.7 million, $5.4 million and $5.2 million as of December 31, 2002, 2003 and 2004, respectively.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5–7 years
Computers and equipment	3–5 years
Leasehold improvements	Shorter of estimated useful life or lease term
BioPhotonic Scanners	3 years
Vehicles	3–5 years

Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and other intangible assets

Under the provisions of Statements of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), the Company's goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. The Company's intangible assets with finite lives are recorded at cost and are amortized over their respective estimated useful lives to their estimated residual values, and are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Note 5). In addition, the Company is required to make judgments regarding and periodically assesses the useful life of its intangible assets.

Revenue recognition

Revenue is recognized when products are shipped, which is when title and risk of loss pass to independent distributors who are the Company's customers. A reserve for product returns is accrued based on historical experience totaling $1.1 million, $1.4 million and $2.5 million as of December 31, 2002, 2003 and 2004, respectively. The Company generally requires cash or credit card payment at the point of sale. The Company has determined that no allowance for doubtful accounts is necessary. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue. The global compensation plan for the Company's distributors generally does not provide rebates or selling discounts to distributors who purchase its products and services and classifies selling discounts, if any, as a reduction of revenue.

Advertising expense

Advertising costs are expensed as incurred. Advertising expense incurred for the years ended December 31, 2002, 2003 and 2004 totaled approximately $2.8 million, $1.4 million and $1.3 million, respectively.

Research and development

The Company's research and development activities are conducted primarily through its Pharmanex division. Research and development costs are expensed as incurred and totaled $6.9 million, $6.4 million and $7.7 million in 2002, 2003 and 2004, respectively.

Income taxes

The Company follows the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has netted deferred tax assets and deferred tax liabilities by jurisdiction as of December 31, 2004 and reclassified prior-period balances to conform to the December 31, 2004 presentation. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized. The Company accounts for any income tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies.

Net income per share

Net income per share is computed based on the weighted-average number of common shares outstanding during the periods presented. Additionally, diluted earnings per share data gives effect to all potentially dilutive common shares that were outstanding during the periods presented (Note 10). Earnings per share in 2004 were positively impacted by the repurchase of 10.8 million shares of the Company's Class A common stock in October 2003 and the repurchase of 3.1 million shares of the Company's Class A common stock in July 2004.

Foreign currency translation

Most of the Company's business operations occur outside the United States. The local currency of each of the Company's subsidiary's primary markets is considered its functional currency. All assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates, revenue and expenses are translated at weighted-average exchange rates, and stockholders' equity is recorded at historical exchange rates. The resulting foreign currency translation adjustments are recorded as a separate component of stockholders' equity in the consolidated balance sheets, and transaction gains and losses are included in other income and expense in the consolidated financial statements.

Fair value of financial instruments

The carrying value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate fair values. The carrying amount of long-term debt approximates fair value because the applicable interest rates approximate current market rates. Fair value estimates are made at a specific point in time, based on relevant market information.

Stock-based compensation

The Company measures compensation expense for its stock-based employee compensation plans, which are described in Note 11. SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair market value of options granted. The Company has chosen to account for stock- based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, because the grant price equals the market price on the date of grant for options issued by the Company, no compensation expense is recognized for stock options issued to employees. However, stock-based compensation granted to non-employees, such as the Company's independent distributors and consultants, is accounted for in accordance with SFAS 123. On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), which amended SFAS 123. SFAS 148 requires more prominent and frequent disclosures about the effects of stock-based compensation.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires the expensing of employee options as of the beginning of the first interim reporting period that begins after June 15, 2005. Consequently, the Company will begin expensing employee options during its third quarter of 2005 and is currently evaluating the effect of this accounting standard on its financial statements. Until that time, the Company will continue to account for its stock-based compensation granted to employees according to the provisions of APB Opinion No. 25. Had compensation cost for the Company's stock options granted to employees been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS 123, as amended by SFAS 148, the Company's net earnings and earnings per share would have been as follows (U.S. dollars in thousands, except per share amounts):

	December 31,		
	2002	2003	2004
Net income, as reported	$ 64,843	$ 67,876	$ 77,674
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,450)	(5,274)	(6,224)
Pro forma net income	$ 59,393	$ 62,602	$ 71,450
Earnings per share:			
Basic—as reported	$ 0.79	$ 0.86	$ 1.10
Basic—pro forma	0.73	0.80	1.01
Diluted—as reported	0.78	0.85	1.07
Diluted—pro forma	0.71	0.79	0.98

Reporting comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and it includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Accounting for derivative instruments and hedging activities

The Company recognizes all derivatives as either assets or liabilities, with the instruments measured at fair value as required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

The Company's Subsidiaries enter into significant transactions with each other and third parties that may not be denominated in the respective Subsidiaries' functional currencies. The Company regularly monitors its foreign currency risks and seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency exchange contracts and through certain intercompany loans of foreign currency.

The Company hedges its exposure to future cash flows from forecasted transactions over a maximum period of 12 months. Hedge effectiveness is assessed at inception and throughout the life of the hedge to ensure the hedge qualifies for hedge accounting treatment. Changes in fair value associated with hedge ineffectiveness, if any, are recorded in the results of operations currently. In the event that an anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the derivative in its results of operations currently.

Changes in the fair value of derivatives are recorded in current earnings or accumulated other comprehensive loss, depending on the intended use of the derivative and its resulting designation. The gains and losses in accumulated other comprehensive loss stemming from these derivatives will be reclassified into earnings in the period during which the hedged forecasted transaction affects earnings. The fair value of the receivable and payable amounts related to these unrealized gains and losses is classified as other current assets and liabilities. The Company does not use such derivative financial instruments for trading or speculative purposes. Gains and losses on certain intercompany loans of foreign currency are recorded as other income and expense in the consolidated statements of income.

New pronouncements

During the first quarter of 2004, the Company adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This accounting standard became effective during the first quarter of 2004. The adoption of this accounting standard did not have a material effect on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires the expensing of employee options as of the beginning of the first interim reporting period that begins after June 15, 2005. Consequently, the Company will begin expensing employee options during its third quarter of 2005. Until that time, the Company will continue to account for its stock-based compensation granted to employees according to the provisions of APB Opinion No. 25. The Company is currently evaluating the effect of this accounting standard on its financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which requires certain inventory-related costs to be expensed as incurred. This accounting standard is effective January 1, 2006. The Company is currently assessing the effect of this accounting standard on its financial statements.

3. RELATED PARTY TRANSACTIONS

The Company leases corporate office and warehouse space from two entities that are owned by certain officers and directors of the Company. Total lease payments to these two affiliated entities were $3.3 million, $3.3 million and $3.6 million for each of the years ended December 31, 2002, 2003 and 2004 with remaining long-term minimum lease payment obligations under these operating leases of $27.3 million and $23.5 million at December 31, 2003 and 2004, respectively.

4. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	December 31, 2003	December 31, 2004
	(U.S. dollars in thousands)	
Furniture and fixtures	$ 38,632	$ 41,121
Computers and equipment	78,266	84,598
Leasehold improvements	36,123	41,121
BioPhotonic Scanners	9,378	28,327
Vehicles	2,580	3,021
	164,979	198,188
Less: Accumulated depreciation	(104,451)	(121,677)
	$ 60,528	$ 76,511

Depreciation of property and equipment totaled $17.2 million, $18.3 million and $22.5 million for the years ended December 31, 2002, 2003 and 2004, respectively, which includes amortization expense relating to the BioPhotonic Scanners of approximately $1.0 million and $4.9 million for the years ended December 31, 2003 and 2004, respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following:

Goodwill and other indefinite life intangible assets:	Carrying Amount at December 31, 2003	Carrying Amount at December 31, 2004
	(U.S. dollars in thousands)	
Goodwill	$ 118,768	$ 112,446
Trademarks and trade names	22,840	24,599
Marketing rights	12,266	—
Distributor network	4,081	—
	$ 157,955	$ 137,045

	December 31, 2003		December 31, 2004		
Other finite life intangible assets:	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Weighted-average Amortization Period
	(U.S. dollars in thousands)				
Developed technology	$ 22,500	$ 7,666	$ 22,500	$ 8,490	20 years
Distributor network	—	—	11,598	5,576	15 years
Trademarks	—	—	12,203	5,640	15 years
Other	27,201	13,650	44,668	16,857	12 years
	$ 49,701	$ 21,316	$ 90,969	$ 36,563	15 years

Amortization of finite-life intangible assets totaled $4.4 million, $4.1 million and $5.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Annual estimated amortization expense is expected to approximate $5.5 million for each of the five succeeding fiscal years.

In connection with a registration statement the Company filed in October 2003, the Staff of the Securities and Exchange Commission commented on and sought additional support for the indefinite life designation of the Company's trade names, marketing rights and distributor network assets. Based on the Company's assessment in responding to these comments, the Company recorded the following in the second quarter of 2004: (i) a one-time amortization charge of $1.2 million resulting from retroactive changes in the estimates of the useful lives of certain intangible assets, which included the assignment of useful lives to the Company's distributor network and certain trademarks and trade names that were previously designated as indefinite lived assets; (ii) an entry to reduce intangible assets and retained earnings by approximately $8.8 million to reflect a reduction in the carrying amount of the marketing rights previously purchased from a group of controlling shareholders to its carryover basis; and (iii) an entry to reclassify approximately $7.4 million from goodwill to distributor network and trade names and trademarks to retroactively reflect intangible assets acquired.

As a result of these changes the Company recorded an additional $0.9 million of amortization related to these assets through the remainder of 2004 and will continue to recognize an additional $1.2 million of such amortization per year through the remainder of the useful lives, which approximate 11 years as of December 31, 2004.

Goodwill and indefinite life intangible assets are not amortized, rather they are subject to annual impairment tests. Annual impairment tests were completed resulting in no impairment charges for any of the periods shown. Finite life intangibles are amortized over their useful lives unless circumstances occur that cause the Company to revise such lives or review such assets for impairment.

6. OTHER ASSETS

Other assets consist of the following:

	December 31, 2003	December 31, 2004
	(U.S. dollars in thousands)	
Deferred taxes	$ 32,936	$ 34,856
Deposits for noncancelable operating leases	15,912	11,636
Deposit for customs assessment (Note 19)	—	11,820
Other	14,220	15,114
	$ 63,068	$ 73,426

7. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2003	December 31, 2004
	(U.S. dollars in thousands)	
Accrued commission payments to distributors	$ 39,405	$ 43,845
Income taxes payable	7,792	6,612
Other taxes payable	8,916	5,521
Accrued payroll and payroll taxes	14,618	11,435
Accrued contingent payable (Note 20)	—	8,217
Other accruals	24,337	31,596
	$ 95,068	$ 107,226

8. LONG-TERM DEBT

The Company maintains a $25.0 million revolving credit facility that expires in May 2007. Drawings on this revolving credit facility may be used for working capital, capital expenditures and other purposes including repurchases of the Company's outstanding shares of Class A common stock. As of December 31, 2004, there were no outstanding balances under this revolving credit facility.

The Company also has a $125.0 million multi-currency private uncommitted shelf facility with Prudential Investment Management, Inc. As of December 31, 2004, we had $70.0 million outstanding under our shelf facility, $5.0 million of which is included in the current portion of long-term debt. This long-term debt is U.S. dollar denominated, bears interest of approximately 4.5% per annum and is amortized in two tranches over five and seven years. The Company's long-term debt also includes the long-term portion of Japanese yen denominated ten-year senior notes issued to the Prudential Insurance Company of America in 2000. The notes bear interest at an effective rate of 3.0% per annum and are due October 2010, with annual principal payments that began in October 2004. As of December 31, 2004, the outstanding balance on the notes was 8.3 billion Japanese yen, or $81.2 million, $13.5 million of which is included in the current portion of long-term debt. The Japanese notes and the revolving and shelf credit facilities are secured by guarantees issued by our material subsidiaries or by pledges of 65% to 100% of the outstanding stock of our material subsidiaries.

Interest expense relating to the long-term debt totaled $2.4 million, $3.2 million and $5.9 million for the years ended December 31, 2002, 2003 and 2004, respectively.

The notes and shelf facility contain other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 2004, the Company is in compliance with all financial covenants under the notes and shelf facility.

Maturities of all long-term debt at December 31, 2004, based on the year-end exchange rate, are as follows (U.S. dollars in thousands):

Year Ending December 31,		
2005	$	18,540
2006		28,540
2007		28,540
2008		28,540
2009		23,540
Thereafter		23,541
Total	$	151,241

9. LEASE OBLIGATIONS

The Company leases office space and computer hardware under noncancelable long-term operating leases including related party leases (see Note 3). Most leases include renewal options of at least three years. Minimum future operating lease obligations at December 31, 2004 are as follows (U.S. dollars in thousands):

Year Ending December 31,		
2005	$	12,989
2006		12,614
2007		12,733
2008		12,889
2009		12,054
Thereafter		5,564
Total minimum lease payments	$	68,843

Rental expense for operating leases totaled $21.0 million, $24.2 million and $25.9 million for the years ended December 31, 2002, 2003 and 2004, respectively.

10. CAPITAL STOCK

The Company's authorized capital stock consists of 25 million shares of preferred stock, par value $.001 per share, 500 million shares of Class A common stock, par value $.001 per share and 100 million shares of Class B common stock, par value $.001 per share. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions, as follows: (1) each share of Class A common stock entitles the holder to one vote on matters submitted to a vote of the Company's stockholders and each share of Class B common stock entitles the holder to ten votes on each such matter; (2) stock dividends of Class A common stock may be paid only to holders of Class A common stock and stock dividends of Class B common stock may be paid only to holders of Class B common stock; (3) if a holder of Class B common stock transfers such shares to a person other than a permitted transferee, as defined in the Company's Certificate of Incorporation, such shares will be converted automatically into shares of Class A common stock; and (4) Class A common stock has no conversion rights; however, each share of Class B common stock is convertible into one share of Class A common stock, in whole or in part, at any time at the option of the holder. All Class B shares have been converted to Class A shares.

Weighted-average common shares outstanding

The following is a reconciliation of the weighted-average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):

	Year Ended December 31,		
	2002	2003	2004
Basic weighted-average common shares outstanding	81,731	78,637	70,734
Effect of dilutive securities:			
Stock awards and options	1,397	904	1,893
Diluted weighted-average common shares outstanding	83,128	79,541	72,627

For the years ended December 31, 2002, 2003 and 2004, other stock options totaling 2.7 million, 2.9 million and 0.6 million, respectively, were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

Repurchases of common stock

Since August 1998, the board of directors has authorized the Company to repurchase up to $90.0 million of the Company's outstanding shares of Class A common stock on the open market or in private transactions. The repurchases are used primarily for the Company's equity incentive plans and strategic initiatives. During the years ended December 31, 2002, 2003 and 2004, the Company repurchased approximately 1.2 million, 0.8 million and 0.1 million shares of Class A common stock for an aggregate price of approximately $14.2 million, $8.4 million and $1.3 million, respectively, under these repurchase programs. Between August 1998 and December 31, 2004, the Company had repurchased a total of approximately 8.8 million shares of Class A common stock under this repurchase program for an aggregate price of approximately $82.9 million.

Additionally, in October 2003, the Company repurchased approximately 10.8 million shares of Class A common stock from certain members of the Company's original stockholder group for approximately $141.6 million, which included $1.6 million of related expenses. These stockholders also sold approximately 6.2 million additional shares of Class A common stock to third-party investors. The transaction also included the agreement among all participants in the transaction to convert all of their remaining shares of super-voting Class B common stock to Class A common stock. The terms and conditions of the repurchase were approved by a special committee of the Company's board of directors comprised solely of independent directors. The special committee engaged its own financial and legal advisors in connection with the repurchase transaction. The Company financed the repurchase with $45.0 million from existing cash balances, approximately $20.0 million from its revolving credit facility, which was repaid prior to December 31, 2003 and $75.0 million in new long-term debt drawn under the $125.0 million shelf facility.

On July 30, 2004, the Company purchased approximately 3.1 million shares of common stock from members of its original stockholder group for an aggregate purchase price of $71.0 million, or $22.62 per share. These stockholders also sold 1.5 million shares to third-party investors. The Company purchased the shares pursuant to an option that was obtained by the Company as part of a recapitalization transaction completed in October 2003. The Company filed a registration statement with respect to the shares sold to the third-party investors.

Conversion of common stock

During 2002 and 2003, the holders of the Class B common stock converted approximately 3.5 million and 45.4 million shares of Class B common stock to Class A common stock, respectively. The conversion of 45.4 million shares of Class B common stock in 2003 was part of the repurchase transaction described above. As of December 31, 2004, all outstanding Class B common stock had been converted to Class A common stock.

11. EQUITY INCENTIVE PLANS

During the year ended December 31, 1996, the Company's board of directors adopted the Nu Skin Enterprises, Inc., 1996 Stock Incentive Plan (the "1996 Stock Incentive Plan"). The 1996 Stock Incentive Plan provides for granting of stock awards and options to purchase common stock to executives, other employees, independent consultants and directors of the Company and its Subsidiaries. On February 7, 2003, the board of directors authorized and the shareholders approved an amendment to the plan increasing the number of shares available for grant from 8.0 million to 13.0 million. As of December 31, 2004, approximately 9.6 million shares or options have been granted.

In 2001 the Company offered to exchange certain outstanding options to purchase shares of Nu Skin's Class A common stock held by eligible option holders granted under the 1996 Stock Incentive Plan having an exercise price equal to or greater than $10.00 per share for new options to purchase shares of Nu Skin's Class A common stock. A total of 90 employees tendered 950,125 options to purchase the Company's Class A common stock, which options were cancelled on October 17, 2001, in return for commitments of new grants on the grant date of April 19, 2002. These new option grants were issued on April 19, 2002 at an exercise price of $12.45 per share.

Effective November 21, 1996, the Company implemented a one-time distributor equity incentive program which provided for grants of options to selected distributors for the purchase of 1,605,000 shares of the Company's Class A common stock. The options were exercisable at a price of $5.75 per share and vested one year from the effective date. The Company recorded distributor stock expense of $19.9 million over the vesting period. As of December 31, 2003, this one-time distributor equity incentive program concluded. At that date, approximately 1.2 million of these options had been exercised throughout the years of the program and the remaining options were either cancelled or forfeited.

The deferred compensation at December 31, 2004 represents a restricted stock award of 250,000 shares of the Company's Class A common stock granted to the Company's Chief Executive Officer and President in 2003, which vests over four years. The Company is amortizing this deferred expense ratably over the vesting period. Compensation expense for this restricted stock award totaled $0.7 million and $0.8 million for the years ended December 31, 2003 and 2004, respectively.

A summary of the Company's stock option plans as of December 31, 2002, 2003 and 2004 and changes during the years then ended, is presented below:

	2002		2003		2004	
	Shares (in 000s)	Weighted-average Exercise Price	Shares (in 000s)	Weighted-average Exercise Price	Shares (in 000s)	Weighted-average Exercise Price
Outstanding—beginning of year	5,347.1	$ 9.80	6,994.6	$ 10.41	6,941.9	$ 11.46
Granted at fair value	2,103.4	11.90	1,728.1	10.80	1,355.2	22.15
Exercised	(204.5)	6.34	(1,289.8)	6.82	(1,655.3)	9.97
Forfeited/canceled	(251.4)	13.25	(491.0)	6.34	(48.7)	12.46
Outstanding—end of year	6,994.6	10.41	6,941.9	11.46	6,593.1	14.03
Options exercisable at end of year	3,454.0	$ 9.64	3,292.7	$ 11.37	3,374.0	$ 11.89

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares (in 000s)	Weighted-average Exercise Price	Weighted-average Years Remaining	Shares (in 000s)	Weighted-average Exercise Price
$0.92 to $5.75	73.4	$ 5.40	3.79	73.4	$ 5.40
$6.50 to $11.00	2,154.0	8.24	6.59	1,535.6	7.94
$11.37 to 16.00	2,157.5	12.30	7.50	1,107.7	12.49
$16.95 to $28.50	2,208.2	21.64	7.40	657.3	20.82
	6,593.1	14.03	7.13	3,374.0	11.89

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2003	2004
Risk-free interest rate	3.6%	2.7%	2.8%
Expected life	3.3 years	3.8 years	3.9 years
Expected volatility	52.7%	54.2%	45.4%
Expected dividend yield	2.2%	2.5%	1.9%

The weighted-average grant date fair values of options granted during 2002, 2003 and 2004 were $4.18, $3.92 and $7.27, respectively.

Effective February 1, 2000, the Company's board of directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 200,000 shares of Class A common stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's Class

A common stock on every April 30, July 31, October 31 or January 31 (the "Purchase Date"). The price of the Class A common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Class A common stock on the commencement date of each three-month offering period or Purchase Date. During 2004, approximately 22,000 shares were purchased at prices ranging from $13.64 to $20.83 per share. At December 31, 2004, approximately 110,000 shares were available under the Purchase Plan for future issuance.

12. INCOME TAXES

Consolidated income before provision for income taxes consists of the following for the years ended December 31, 2002, 2003 and 2004 (U.S. dollars in thousands):

	2002	2003	2004
U.S.	$ 68,540	$ 102,341	$ 85,013
Foreign	34,385	5,398	37,128
Total	$ 102,925	$ 107,739	$ 122,141

The provision for current and deferred taxes for the years ended December 31, 2002, 2003 and 2004 consists of the following (U.S. dollars in thousands):

	2002	2003	2004
Current			
Federal	$ 2,800	$ 1,709	$ (10,702)
State	4,548	3,029	553
Foreign	26,957	57,573	21,742
	34,305	62,311	11,593
Deferred			
Federal	6,819	16,641	16,805
State	(1,268)	676	1,256
Foreign	(1,774)	(39,765)	14,813
	3,777	(22,448)	32,874
Provision for income taxes	$ 38,082	$ 39,863	$ 44,467

The Company's foreign taxes paid are high relative to foreign operating income and the Company's U.S. taxes paid are low relative to U.S. operating income due largely to the flow of funds among the Company's Subsidiaries around the world. As payments for services, management fees, license arrangements and royalties are made from the Company's foreign affiliates to its U.S. corporate headquarters, these payments often incur withholding and other forms of tax that are generally creditable for U.S. tax purposes. Therefore, these payments lead to increased foreign effective tax rates and lower U.S. effective tax rates. Variations (or shifts) occur in the Company's foreign and U.S. effective tax rates from year to year depending on several factors including the impact of global transfer prices and the timing and level of remittances from foreign affiliates.

The principal components of deferred taxes are as follows (U.S. dollars in thousands):

	December 31, 2003	December 31, 2004
Deferred tax assets:		
Inventory differences	$ 4,362	$ 2,373
Foreign tax differential	10,810	13,417
Accrued expenses not deductible until paid	25,780	26,059
Withholding tax	3,773	1,088
Minimum tax credit	18,380	18,228
Net operating losses	14,158	5,209
Controlled foreign corporation net losses	6,465	7,664
Capitalized research and development	8,803	10,668
Prepaid selling expenses	10,992	—
Other	3,136	2,771
Gross deferred tax assets	106,659	87,477
Deferred tax liabilities:		
Exchange gains and losses	7,762	7,210
Pharmanex intangibles step-up	16,256	15,961
Amortization of intangibles	4,410	4,567
Prepaid expenses	—	5,153
Other	4,115	5,426
Gross deferred tax liabilities	32,543	38,317
Deferred taxes, net	$ 74,116	$ 49,160

The components of deferred taxes, net on a jurisdiction basis are as follows (U.S. dollars in thousands):

	December 31, 2003	December 31, 2004
Net current deferred tax assets	$ 41,326	$ 22,215
Net noncurrent deferred tax assets	32,936	34,856
Total net deferred tax assets	74,262	57,071
Net current deferred tax liabilities	—	8
Net noncurrent deferred tax liabilities	146	7,903
Total net deferred tax liabilities	146	7,911
Deferred taxes, net	$ 74,116	$ 49,160

The Company has considered projected future taxable income and ongoing tax planning strategies in determining that no valuation allowance is required.

The net operating loss carryforwards begin expiring in 2008, while the foreign tax credits begin expiring in 2010. Utilization of these loss and credit carryforwards is subject to annual limitations; however, management believes that it is more likely than not that the Company will generate sufficient taxable income in the appropriate carry forward periods to realize the benefit of the net deferred tax assets.

The Company is subject to regular audits by federal, state and foreign tax authorities. These audits may result in proposed assessments that may result in additional tax liabilities. The Company accounts for any income tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

The actual tax rate for the years ended December 31, 2002, 2003 and 2004 compared to the statutory U.S. Federal tax rate is as follows:

	Year Ended December 31,		
	2002	2003	2004
Income taxes at statutory rate	35.00%	35.00%	35.00%
Foreign tax differential	.20	(1.80)	3.11
Non-deductible expenses	.22	.16	.21
Branch remittance gains and losses	(.55)	(.38)	(.32)
Distributor stock options and employee stock awards	—	1.94	—
Permanently reinvested controlled foreign corporation income	—	—	(2.89)
Other	2.13	2.08	1.30
	37.00%	37.00%	36.41%

The decrease in the effective tax rate in 2004 was due to the Company's election in 2004 to permanently reinvest a portion of the Company's earnings from its foreign operations. The Company anticipates the remittance of these earnings to be postponed indefinitely.

13. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 15% of their compensation, subject to limitations established by the Internal Revenue Code. Employees who work a minimum of 1,000 hours per year, who have completed at least one year of service and who are 21 years of age or older are qualified to participate in the plan. The Company matches 100% of the first 2% and 50% of the next 2% of each participant's contributions to the plan. Participant contributions are immediately vested. Company contributions vest based on the participant's years of service at 25% per year over four years. The Company recorded compensation expense of $1.2 million, $1.1 million and $1.3 million for the years ended December 31, 2002, 2003 and 2004, respectively, related to its contributions to the plan.

The Company has a defined benefit pension plan for its employees in Japan. All employees of Nu Skin Japan, after certain years of service, are entitled to pension plan benefits when they terminate employment with Nu Skin Japan. The accrued pension liability was $3.7 million and $4.4 million as of December 31, 2003 and 2004, respectively. Although Nu Skin Japan has not specifically funded this obligation, Nu Skin Japan believes it maintains adequate cash balances for this defined benefit pension plan. The Company recorded pension expense of $0.6 million, $0.7 million and $0.8 million for the years ended December 31, 2002, 2003 and 2004, respectively.

14. EXECUTIVE DEFERRED COMPENSATION PLAN

The Company has an executive deferred compensation plan for select management personnel. Under this plan, the Company currently makes a contribution of 10% of each participant's salary. In addition, each participant has the option to defer a portion of their compensation up to a maximum of 100% of their compensation. Participant contributions are immediately vested. Company contributions vest based on the earlier of (a) attaining 60 years of age, (b) continuous employment of 20 years or (c) death or disability. The Company recorded compensation expense of $0.4 million, $0.6 million and $0.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, related to its contributions to the plan. The Company had accrued $3.3 million and $4.5 million as of December 31, 2003 and 2004, respectively, related to the Executive Deferred Compensation Plan.

15. DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2003 and 2004, the Company held forward contracts designated as foreign currency cash flow hedges with notional amounts totaling approximately $64.3 million and $82.0 million, respectively, to hedge forecasted foreign-currency-denominated intercompany transactions. All such contracts were denominated in Japanese yen. As of December 31, 2003 and 2004, $3.9 million of net unrealized losses and $3.2 million of net unrealized loss, net of related taxes, respectively, were recorded in accumulated other comprehensive loss. The contracts held at December 31, 2004 have maturities through December 2005 and accordingly, all unrealized gains and losses on foreign currency cash flow hedges included in accumulated other comprehensive loss will be recognized in current earnings over the next 12 months. The pre-tax net gain on foreign currency cash flow hedges recorded in current earnings was $4.5 million for the year ended

December 31, 2002, and the pre-tax net losses on foreign currency cash flow hedges recorded in current earnings were $5.3 million and $5.0 million for the years ended December 31, 2003 and 2004, respectively.

During 2002, 2003 and 2004, the Company did not have any gains or losses related to hedging ineffectiveness. Additionally, no component of gains and losses was excluded from the assessment of hedging effectiveness. During 2002, 2003 and 2004, the Company did not have any gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges.

16. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest totaled $2.3 million, $2.7 million and $4.6 million for the years ended December 31, 2002, 2003 and 2004, respectively. The increase in cash paid for interest in 2004, compared to prior years, was due to the additional debt discussed in Note 8. Cash paid for income taxes totaled $18.8 million, $26.6 million and $7.3 million for the years ended December 31, 2002, 2003 and 2004, respectively. The decrease in cash paid for income taxes in 2004, compared to prior years, was due to the utilization of foreign tax credits.

17. SEGMENT INFORMATION

The Company operates in a single reportable operating segment by selling products to a global network of independent distributors that operates in a seamless manner from market to market except for its operations in China. In China, the Company utilizes an employed sales force to sell its products through fixed retail locations. The Company's largest expense (selling expenses) is the world-wide commissions and China sales employee expenses paid on product sales. The Company manages its business primarily by managing its global sales force. The Company does not use profitability reports on a regional or divisional basis for making business decisions. However, the Company does recognize revenue in five geographic regions: North Asia, Greater China, North America, South Asia/Pacific and Other Markets.

Revenue generated in each of these regions is set forth below (U.S. dollars in thousands):

	Year Ended December 31,		
	2002	2003	2004
North Asia	$ 593,860	$ 612,840	$ 640,110
Greater China	104,877	135,535	229,802
North America	145,952	127,599	145,714
South Asia/Pacific	91,110	75,816	81,742
Other Markets	28,268	34,667	40,496
Total	$ 964,067	$ 986,457	$ 1,137,864

Revenue generated by each of its three product lines is set forth below (U.S. dollars in thousands):

	Year Ended December 31,		
	2002	2003	2004
Nu Skin	$ 470,567	$ 476,150	$ 548,052
Pharmanex	439,019	472,107	567,190
Big Planet	54,481	38,200	22,622
Total	$ 964,067	$ 986,457	$ 1,137,864

Additional information as to the Company's operations in the most significant geographical areas is set forth below:

Revenue (u.s. dollars in thousands)

Revenue from the Company's operations in Japan totaled $529,740, $558,654 and $579,504 for the years ended December 31, 2002, 2003 and 2004, respectively. Revenue from the Company's operations in the United States totaled $136,580, $113,340 and $135,710 for the years ended December 31, 2002, 2003 and 2004, respectively.

LONG-LIVED ASSETS (U.S. DOLLARS IN THOUSANDS)

Long-lived assets in Japan were $8,451 and $10,556 as of December 31, 2003 and 2004, respectively. Long-lived assets in the United States were $36,865 and $50,137 as of December 31, 2003 and 2004, respectively.

18. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 2003, the Company recorded restructuring and other charges of $5.6 million, including $5.1 million of expenses relating to an early retirement program and other employee separation charges. As a result, the Company's overall headcount was reduced by approximately 130 employees, the majority of which were related to the elimination of positions at the Company's U.S. headquarters. These expenses consisted primarily of severance and other compensation charges. The Company also completed the divestiture of its professional employer organization resulting in a charge of approximately $0.5 million. Revenue from the professional employer organization totaled $22.0 million and $9.1 million for the years ended December 31, 2002 and 2003, respectively. As of December 31, 2004, all restructuring and other charges had been paid.

19. COMMITMENTS AND CONTINGENCIES

The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax and customs authorities. Any assertions or determination that either the Company or the Company's distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country of jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows. The Company and its Subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Company's management, based upon advice of its counsel handling such litigation and proceedings, adverse outcomes, if any, will not likely result in a material effect on the Company's consolidated financial condition, results of operations or cash flows.

In October 2004, the Company was assessed by the Yokohama customs authorities in Japan a total of approximately $9.0 million, net of any recovery of consumption taxes, for duties on products imported into Japan from October 2002 through October 2003. The value and methodology the Company used for determining the amount of duties payable for these periods is consistent with prior years and has been previously reviewed on several occasions by the audit division of the Japan customs authorities, and reviewed and approved by the Valuation Department of the Yokohama customs authority. As such, the Company believes the assessment is improper and has filed letters of protest with Yokohama customs. The Company expects to receive a reply within the next couple of months. If necessary, the Company will appeal this issue to the Ministry of Finance in Japan. In order to file the letter of protest with Yokohama customs, the Company was required to pay the amount that was assessed. In addition, the Audit Division of Yokohama customs has recently completed an audit of the period from November 2003 through October 2004. The Company has not yet been informed of the findings of this recent audit. The Company may be assessed for additional duties related to this period, which the Company anticipates would be a similar amount to the prior assessment. The Company would file letters of protest with Yokohama customs in a similar manner in case of any such assessment.

20. PURCHASE OF LONG-TERM ASSETS

In March 2002, the Company acquired the exclusive rights to a new laser technology related to measuring the level of certain antioxidants. The acquisition consisted of cash payments of $4.8 million (including acquisition costs) and the issuance of 106,667 shares of the Company's Class A common stock valued at $936,000. In addition, the acquisition includes contingent payments up to $8.5 million of cash and up to 1.2 million shares of the Company's Class A common stock if certain development and revenue targets are met. During the year ended December 31, 2004, some of these specific development and revenue targets were met resulting in contingent payments of approximately $5.1 million of cash of which $2.1 million was paid subsequent to year end, and 525,000 shares of the Company's Class A common stock valued at $13.0 million, of which 262,500 shares were issued subsequent to year end. These amounts have been added to the carrying value of other finite life intangible assets.

In April 2002, the Company acquired First Harvest International, LLC, a small dehydrated food manufacturer. The Company paid a total of $2.7 million including the assumption of certain liabilities for this transaction.

21. DIVIDENDS PER SHARE

Quarterly cash dividends for the years ended December 31, 2003 and 2004 totaled $21.9 million and $22.6 million, respectively. In February 2005, the board of directors declared a quarterly cash dividend of $0.09 per share for all classes of common stock that was paid on March 23, 2005 to stockholders of record on March 4, 2005.

22. SUBSEQUENT EVENT

In February 2005 the board of directors authorized the Company to repurchase an additional $20.0 million of the Company's outstanding shares of Class A common stock.

On February 7, 2005, the Company issued a series of Japanese yen denominated senior promissory notes (the "Notes") to affiliates of Prudential Investment Management, Inc. ("Prudential"). The Notes were issued pursuant to its $125.0 million Private Shelf Agreement entered into between the Company and Prudential on August 26, 2003 (the "Shelf Agreement").

The aggregate principal amount of the Notes is 3.1 billion Japanese yen, or approximately $30.0 million as of February 28, 2005, bearing a 1.7% interest rate per annum, with interest payable semi-annually beginning on April 30, 2005. The final maturity date of the Notes is April 30, 2014 and principal payments are required annually beginning on April 30, 2008 in equal installments of 445.7 million Japanese yen. The Notes are also governed by the terms of the Shelf Agreement and amendments thereto, which contain certain representations, warranties and covenants by the Company, as well as customary conditions upon which the obligations under the Notes may be accelerated and become due and payable immediately, or become subject to additional obligations. The proceeds from the Notes may be used for working capital, capital expenditures and other purposes including repurchases of the Company's outstanding shares of Class A common stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nu Skin Enterprises, Inc.:

We have completed an integrated audit of Nu Skin Enterprises, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Nu Skin Enterprises, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting appearing on page 73, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Salt Lake City, Utah
March 15, 2005

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorization of management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we assessed, as of December 31, 2004, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report.

Chief Executive Officer and Chief Financial Officer Certifications

We have filed with the Securities and Exchange Commission the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to our most recently filed Annual Report on Form 10-K.

In addition, M. Truman Hunt, as our Chief Executive Officer, submitted to the New York Stock Exchange the Chief Executive Officer certification required by Section 303A.12(a) of the 2004 New York Stock Exchange manual.

Market for Registrant's Common Equity and Related Stockholder Matters

Our Class A common stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "NUS." The following table is based upon the information available to us and sets forth the range of the high and low sales prices for our Class A common stock for the quarterly periods during 2003 and 2004 based upon quotations on the NYSE:

	High	Low
March 31, 2003	$ 13.40	$ 8.82
June 30, 2003	10.50	8.75
September 30, 2003	12.90	10.22
December 31, 2003	17.98	12.77
March 31, 2004	21.97	16.65
June 30, 2004	25.91	20.55
September 30, 2004	28.15	23.03
December 31, 2004	25.75	16.27

The market price of our Class A common stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market for our products and product candidates, economic and currency exchange issues in the foreign markets in which we operate and other factors, many of which are not within our control. In addition, broad market fluctuations, as well as general economic, business, regulatory and political conditions may adversely affect the market for our Class A common stock, regardless of our actual or projected performance.

The closing price of our Class A common stock on February 28, 2005, was $22.33. The approximate number of holders of record of our Class A common stock as of February 28, 2005 was 655. This number of holders of record does not represent the actual number of beneficial owners of shares of our Class A common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

We declared and paid a $0.07 per share dividend for Class A common stock in March, June, September and December of 2003, and a $0.08 per share dividend for Class A common stock in March, June, September and December of 2004. The board of directors declared a cash dividend of $0.09 per share of Class A common stock on February 3, 2005. This cash dividend was paid on March 23, 2005, to stockholders of record on March 4, 2005. Management believes that cash flows from operations will be sufficient to fund future dividend payments, if any.

We expect to continue to pay dividends on our common stock. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

Board of Directors

BLAKE M. RONEY
Chairman

D. ALLEN ANDERSEN
Managing Director,
PAMA Group Limited (Hong Kong)
Audit and Compensation Committees

DANIEL W. CAMPBELL
Former Senior Vice President,
WordPerfect Corporation and
Partner at PriceWaterhouse LLP
Managing General Partner, EsNet, Ltd.
Audit and Nominating and
Corporate Governance Committees

JOSE FERREIRA, JR.
Former COO and member of
Avon's Board of Directors
President and Chief Executive Officer,
Woodclyffe Group

E.J. "JAKE" GARN
United States Senate, Retired
Audit and Compensation Committees

PAULA F. HAWKINS
United States Senate, Retired
President, Paula Hawkins
and Associates
Compensation and Nominating and
Corporate Governance Committees

M. TRUMAN HUNT
President and Chief Executive Officer

ANDREW D. LIPMAN
Vice Chairman,
Swidler Berlin
Compensation and Nominating and
Corporate Governance Committees

SANDIE TILLOTSON
Senior Vice President

Corporate Management

RITCH N. WOOD
Chief Financial Officer

COREY B. LINDLEY
Executive Vice President
President, Greater China

ROBERT S. CONLEE
President, North Asia Region
President, Nu Skin Japan

SCOTT E. SCHWERDT
Regional Vice President, North America
President, Nu Skin Enterprises United States

LORI H. BUSH
President, Nu Skin

JOSEPH Y. CHANG
President, Pharmanex

LARRY V. MCFARLANE
President, Big Planet

BROOKE B. RONEY
Senior Vice President

MARK L. ADAMS
Chief Administrative Officer

D. MATTHEW DORNY
General Counsel
Corporate Secretary

RICHARD W. KING
Chief Information Officer

MICHAEL D. SMITH
Vice President,
Government and Industry Relations

MARK A. WOLFERT
Regional Vice President,
Latin America and
New Market Development

DAN R. CHARD
President, Nu Skin Europe

BRETT C. NELSON
Regional Vice President,
South Asia/Pacific

Regional/Country Management

CHARLENE CHIANG
President, Nu Skin Singapore,
Malaysia and Brunei

JOHN CHOU
President, Nu Skin Taiwan

ANDREW FAN
Regional Vice President,
Southeast Asia

FRANKIE KIOW
President, Nu Skin China

ANGELA LAU
General Manager,
Nu Skin Enterprises Hong Kong

PAKAPUN (VICKY) LEEVUTINUN
General Manager,
Nu Skin Thailand

MIKAEL LINDER
General Manager,
United Kingdom and Scandinavia

NIGEL SINCLAIR
President, Nu Skin Enterprises
Australia and New Zealand

PATRICK YEUNG
President, Nu Skin Thailand and Philippines

LUKE YOO
President, NSE Korea

Corporate Information

ANNUAL MEETING

Nu Skin Enterprises' annual stockholders' meeting will be held at 4 p.m. on Tuesday, May 10, 2005 at:

One Nu Skin Plaza
75 West Center Street
Provo, Utah 84601

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

201 South Main, Suite 900
Salt Lake City, Utah 84111
Telephone: 801-531-9666

STOCK LISTING

Nu Skin Enterprises' stock is listed on the New York Stock Exchange under the ticker symbol: NUS

TRANSFER AGENT

Inquiries regarding lost stock certificates, consolidation of accounts, and changes in address, name, or ownership should be addressed to:

American Stock Transfer & Trust
59 Maiden Lane
New York, New York 10038

Domestic telephone: 877-777-0800
International telephone: 718-921-8200

CORPORATE HEADQUARTERS

Nu Skin Enterprises
75 West Center Street
Provo, Utah 84601
Telephone: 801-345-6100

COMPANY WEB SITES

Nu Skin Enterprises: www.nuskinenterprises.com
Nu Skin: www.nuskin.com
Pharmanex: www.pharmanex.com
Big Planet: www.bigplanet.com

ADDITIONAL STOCKHOLDER INFORMATION

Additional information and news about Nu Skin Enterprises is available at www.nuskinenterprises.com. For investor information, inquiries, annual reports, and SEC filings, call 801-345-6100, e-mail callen@nuskin.com, or write Investor Relations at the corporate headquarters.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which represent our expectations and beliefs about future events and operating results as of the date of this report, including the outlook for future growth and performance, strategic initiatives and new products. Words or phrases such as "believes," "expects," "anticipates," "plans," and similar words or phrases are intended to help identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties including those risks and uncertainties identified under the caption Note Regarding Forward-Looking Statements of this annual report and those identified in our most recent 10-K. The forward-looking statements represent our views as of the date of this report and we assume no duty to update these forward-looking statements.

ONE NU SKIN PLAZA, 75 WEST CENTER STREET, PROVO, UTAH 84601

WWW.NUSKINENTERPRISES.COM

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